UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 28, 2014.

Proposal of the Management

of CPFL Energia S.A.

TABLE OF CONTENTS

I. Take the Management accounts, examine, discuss and vote on the Financial Statements of the Company, the Independent Auditors’ Report and the Fiscal Council Report for the fiscal year ended December 31, 2013

II. Approve the proposal for allocation of net income for the fiscal year ended December 31, 2013 the distribution of dividends

III. Approve the number of members to compose the Board of Directors

IV. Elect the members of the Board of Directors and Fiscal Council

V. Establish the compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council

VI. Clarifications

2 3 5 5 6 7

Dear Sirs,

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”) hereby submits for the appreciation of its Shareholders the Management’s Proposal (“Proposal”) about the matters that will be deliberated at the Annual Shareholders’ Meeting to be held on April 29, 2014 (“Shareholders’ Meeting”), which are described below:

I. Take the Management accounts, examine, discuss and vote on the Financial Statements of the Company, the Independent Auditors’ Report and the Fiscal Council Report for the fiscal year ended December 31, 2013

The Financial Statements and Report from the Management of CPFL Energia were approved by the Board of Executive Officers and audited by the Independent Auditors - Deloitte Touche Tohmatsu – before obtaining favorable opinion from the Board of Directors at its 238th meeting held on March 26, 2014, and the Fiscal Council’s opinion, obtained on the same date, and are hence considered in conditions to be submitted for deliberation at the Shareholders’ Meeting.

The Board of Directors recommends to the Shareholders of the Company to carefully examine the Financial Statements and the Management Report and, if required, obtain clarifications for their doubts, in order to deliberate on their approval.

Appendix I to this Proposal, as provided for in Item III of Article 9 of CVM Instruction 481/2009 contains Comments of the Executive Officers on the financial situation of the Company with the objective of providing a reflective analysis, from the viewpoint of its Management, so that the evaluation of the financial situation is as consistent as possible, and is available, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), of BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) (www.bmfbovespa.com.br) and of the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

The Financial Statements, Management Report, Independent Auditors’ Report and Fiscal Council’s Report related to fiscal year 2013, prepared in accordance with items I through V of Article 9 of CVM Instruction 481/2009, are available to Shareholders at the Company’s head office, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the SEC (www.sec.gov), and were published in the March 28, 2014 edition of the “Valor Econômico” newspaper and the Official Gazette of the State of São Paulo, in accordance with Article 133 of Law 6,404 /1976, (“Brazilian Corporations Law”).

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II. Approve the proposal for allocation of net income for the fiscal year ended December 31, 2013 the distribution of dividends

Net income from the fiscal year ended December 31, 2013 was nine hundred thirty-seven million, four hundred eighteen thousand, eight hundred and two reais and two centavos (R$937,418,802.02).

Pursuant to the Bylaws of the Company, at least twenty-five percent (25%) of the net income from the year, adjusted in accordance with Article 202 of the Brazilian Corporations Law, is distributed as mandatory dividends.

To calculate the dividend to be distributed related to fiscal year 2013, the net income for the fiscal year was adjusted as follows:

The Management of the Company proposes the distribution of ninety-nine percent (99%) of the remaining net income after adjustments as dividends, in the amount of nine hundred thirty million, eight hundred and fifty thousand, five hundred forty-five reais and fourteen centavos (R$930,850,545.14).

Note that a portion of this net income, calculated as on June 30, 2013, amounting to three hundred sixty-three million, forty-eight thousand, eight hundred seventy-eight reais and thirty-seven centavos (R$363,048,878.37), had already been distributed as interim dividends, as resolved by the Board of Directors at its 226th meeting held on August 14, 2013, in accordance with the powers attributed to it by Paragraph “v” of Article 17 and Article 29 of the Company’s Bylaws.

Thus, pursuant to Article 201 of the Brazilian Corporations Law, the additional dividend proposed is five hundred sixty-seven million, eight hundred one thousand, six hundred sixty-six reais and seventy-seven centavos (R$567,801,666.77), equivalent to R$ 0.590062200 per common share of the Company.

In light of the above, the Management of the Company submits to the Shareholders’ Meeting, the allocation of the remaining net income after adjustments, in accordance with Paragraph 2 of Article 27 of the Bylaws, recommending the following:

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(a) accrual of legal reserve (Article 193 of the Brazilian Corporations Law)	R$ 46,870,940.10

(b) accrual of a retained profits reserve for investments and capital budget reserve aiming to ensure the investment plan for expansion and preservation of the Company’s business, as provided for in the budget for 2014 to 2018 (Article 196 of the Brazilian Corporations Law)

R$ 108,987,000.00

(c)  declaration of interim dividend already paid to Shareholders on October 1, 2013, which was calculated towards the minimum mandatory dividend for fiscal year 2013, as approved in the 226th Meeting of the Board of Directors held on August 14, 2013

R$ 363,048,878.37
(d) declaration of additional dividend (Article 201 of the Brazilian Corporations Law)	R$ 567,801,666.77

The following table presents a summary of investments to be submitted to approval in the Meeting, in order to allow the allocation of a portion of the net income to the retained profits reserve:

Sources	R$
Retained profits reserve (Art. 196)	108,987,000.00
Financing and cash generation	31,349,970.00
140,336,970.00
Investment
Business expansion and preservation	140,336,970.00
140,336,970.00

Pursuant to Paragraph 3 of Article 205 of the Brazilian Corporations Law, by a resolution of the Meeting, the additional dividend may be paid on a date to be fixed by the Board of Executive Officers according to the availability of funds and through a simple notification to the Board of Directors.

The allocation of net income proposed herein is duly reflected in the Financial Statements of the Company, which have been widely disclosed in accordance with law, and is also available in Appendix II of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the SEC (www.sec.gov).

III. Approve the number of members to compose the Board of Directors

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Pursuant to CIRCULAR LETTER CVM/SEP/N° 01/2014, which provides general guidance on procedures to be complied with by publicly held corporations, including arrangements for Shareholders’ Meetings, approval of the number of members of the Board of Directors must be approved in the event the minimum and maximum number of Directors is provided in the Bylaws.

As provided for in the caput  of Article 15 of the Bylaws, the Board of Directors of the Company shall be composed of at least seven (7) and at most nine (9) members, all of whom with a unified term-of-office of one (1) year, reelection being allowed.

Note that the Company is currently listed in the Novo Mercado segment of BM&FBOVESPA and, pursuant to the Novo Mercado Listing rules, the Board of Directors must be composed of at least twenty percent (20%) of Independent Directors, which shall be expressly stated in the minutes of the Shareholders’ Meeting electing said Directors. Elected directors are also deemed independent as allowed under Article 141, Paragraphs 4 and 5 of the Brazilian Corporations Law.

As a result, the Management of the Company proposes the election of seven (7) members to form the Board of Directors, one (1) of whom shall be an Independent Director.

IV. Elect the members of the Board of Directors and Fiscal Council

•        Board of Directors

The Controlling Shareholders nominate the following nominees for the 2014/2015 term of office:

Sitting Directors	Deputy Directors
Murilo Cesar Lemos dos Santos Passos	Francisco Caprino Neto
Claudio Borin Guedes Palaia	Fernando Augusto Camargo de Arruda Botelho
Marcelo Pires Oliveira Dias	André Pires Oliveira Dias
Renê Sanda	Osvaldo Cezar Galli
Deli Soares Pereira	Teresa Pinto Coelho Gomes
Carlos Alberto Cardoso Moreira	Paola Rocha Ferreira
Maria Helena dos Santos Fernandes de Santana (Independent Director)

•        Fiscal Council

The Controlling Shareholders nominate the following nominees for the 2014/2015 term of office:

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Sitting Members	Deputy Members
Adalgiso Fragoso de Faria	Roberto Navarro Evangelista
Marcelo de Andrade	Livio Hagime Kuze
William Bezerra Cavalcanti Filho	Maria da Gloria Pellicano
Celene Carvalho de Jesus Martin Roberto Glogowsky	Cícero da Silva Temóteo Roberto Brito de Miranda

Note that the information required by Article 10 of CVM Instruction 481/2009 relating to the candidates nominated to the Board of Directors and Fiscal Council is available in Appendix III of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the SEC (www.sec.gov).

V. Establish the compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council

The Management of the Company proposes to the Shareholders’ Meeting to approve the overall compensation of the members of the Board of Directors and the Board of Executive Officers for the period from May 2014 through April 2015, of up to seventeen million, three hundred forty-four thousand, ninety-four reais and four centavos (R$17,344,094.04), including all benefits and payroll charges.

Of the total compensation proposed for the Management of the Company, one million, eight hundred sixty-nine thousand, seventy-six reais and eighty centavos (R$1,869,076.80) are allocated to the fixed compensation of the Board of Directors and the maximum amount of fifteen million, four hundred seventy-five thousand, seventeen reais and twenty-four centavos (R$15,475,017.24) are allocated to the fixed and variable compensation of the Board of Executive Officers.

The compensation for the Board of Executive Officers is an estimate that considers the maximum amount that may be paid by the Company. Certain members of the Board of Executive Officers are Statutory Executive officers in the subsidiaries, from which they receive additional compensation.

The Management of the Company also proposes to the Shareholders’ Meeting to approve the overall compensation of the Fiscal Council members, of eight hundred nineteen thousand, nine hundred thirty-six reais (R$819,936.00) for the period from May 2014 through April 2015.

Note that the compensation proposed for the Management and Fiscal Council was prepared based on market values and previously submit to the People Management Committee.

Pursuant to Article 12 of CVM Instruction 481/2009, information about the compensation of the Management and the Fiscal Council of the Company is available in Appendix IV of this Proposal and also at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the SEC (www.sec.gov).

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VI. Clarifications

Apart from the information available in this Management Proposal and the Appendices, Shareholders of CPFL Energia may clarify doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Cordially,

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

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10. Comments of Executive Officers

10.1 Officers should comment on:

The consolidated financial statements for the years of 2013, 2012 and 2011 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”).

a) General Financial and Asset conditions

  2013

The year  2013 started with a significant structural change in the electricity sector: the implementation, in January, of the Extraordinary Tariff Revision (RTE) at electricity distributors due to the ratification of the new tariffs resulting from the application of Law 12,783/13, dealing with the extension of generation and transmission concession terms that would expire in 2015. This made it possible to reduce electricity tariffs by an average of 20% for all consumers in Brazil. The federal government's move was mainly aimed at increasing the competitiveness of the Brazilian industry at the international level, as well as boosting the country’s growth and economic development.

However, since certain power generation companies did not adhere to the new law and an auction for contracting existing energy at the end of 2012 was not held, a gap occurred in the contracting of energy of distributors in 2013 - called “involuntary exposure”. The volume of this exposure came to approximately 2,000 average MW of power, entirely settled in the spot market (MCP). Moreover, due to the adverse water scenario in the beginning of 2013, and the commissioning of thermoelectric plants to ensure energy supply, spot market prices came under pressure, resulting in an additional cost for distributors. As a result, led by CPFL Energia and the Brazilian Association of Electricity Distributors (Abradee), the power sector negotiated with the federal government to mitigate these additional costs for the distributors. As a result, within a short time, the federal government announced Decree 7,945/13, by which funds from the Energy Development Account (CDE) were used to cover these extraordinary expenses. This mechanism prevented these costs from being passed on to tariffs for the final consumer.

The year also saw the implementation of the 3rd Periodic Tariff revision Cycle (3CRTP) at seven of the eight distribution concessionaires of CPFL Energia. The outcome of this process was in line with management’s expectations, and today all the Group companies have already incorporated the new parameters of this new cycle.

Despite the adverse industry scenario, CPFL Energia recorded excellent results. Total energy sales to final consumers increased 4.8% in 2013, to 59,854 GWh. The distribution business recorded a 3.1% growth in consumption within the Group’s concession area, which reached 58,463 GWh. The residential segment grew 5.9%, followed by the commercial (3.6%) and industrial (2.0%) segments. Another highlight was energy sales by the subsidiary CPFL Renováveis, which grew 61.5%, reflecting the intensive growth of the asset portfolio and the consolidation of its leadership in the alternative renewable energy segment. In 2013, projects that started commercial operations generated a total of 130MW, of which 100MW came from biomass and 30MW from wind farms.

Another area of progress was the implementation of smart grid technology at the distributors to improve the quality of services provided to consumers and at lower costs. Of the 25,000 intelligent meters estimated for this phase of the project, nearly 13,000 have already been installed. These meters should significantly improve the measurement of consumption (telemetering) and the monitoring of the distribution grid. Moreover, field service teams will be equipped with GPS systems and real-time data communication, which will speed up customer service and reduce the transport costs of the teams. Of the nearly 1,300 field teams, around 400 are already equipped with this new technology.

It is also worth noting the results of the cost cutting initiatives announced in 2011, particularly the Zero-Based Budget (ZBB). In nominal terms, personnel, maintenance, outsourcing and other expenses were reduced by 3.8% since 2011 while inflation, as measured by the IGP-M inflation index, stood at 12.2% during the period. In real terms, the reduction in expenses was 14.9%.

The regulatory requirements and challenges posed by an adverse scenario do impose major obstacles for the entire sector. However, the results achieved by CPFL Energia in recent years underline the Group’s growth strategy, which is mainly anchored on solid and conservative financial discipline, focus on financial and operating results, creation of value for shareholders and excellence in services to all consumers.

  2012

Despite the Brazilian economy having still been affected by an unfavorable international scenario and industrial performance having growth only moderately in 2012, the expansion of employment and the generation of income favored the domestic market, which posted great results. In the Brazilian electric sector, the Federal Government took actions regarding the proposal for early extension of electric energy generation, transmission and distribution concessions, through Law 12,783/2012, substantially changing energy generation and transmission tariffs, as announced at the end of January 2013.

The effects of these government measures reached five small concessions in our energy distribution segment, accounting for 2,575 GWh (4.5% of the area of our concession area) and small hydroelectric plants totaling 24 MW (less than 1% of our total installed capacity).

Despite this adverse scenario, CPFL Energia continued to grow. In 2012, total energy sales increased by 8.5%, for a total of 57,195 GWh, versus the 2011 total of 52,710 GWh. The Group’s respectable performance was the result of number of factors, including the growth of sales to the captive market in our distributor’s concession area, which came to 40,645 GWh, representing a 1.8% increase, of which 15,855 GWh were billed through the Distribution System Usage Fee (TUSD). Energy consumption in the CPFL Energia Group’s concession area came to 56,500 GWh, up 3.5% over 2011.

In the generation segment, the generation of energy using renewable sources played an important role. Our subsidiary CPFL Renováveis continued to lead this segment, completing a number of acquisitions, including: (i) the Bons Ventos and Atlântica Wind Farms, (ii) the Ester thermoelectric plant, using sugarcane bagasse, and (iii) the beginning of commercial operations at the Santa Clara Wind Farm and the Salto Góes Small Hydroelectric Plant. In generation activities using conventional sources, our subsidiary CPFL Geração also maintained excellence in the management of hydroelectric plants. In the commercialization segment, our subsidiary CPFL Brasil continued to lead the free market. Together, our commercialization and generation segments posted 16,550 GWh in sales, up 29.4% over 2011. Our Service segment posted a 34.7% increase in net revenue, resulting from the increased volume of transactions and services sold to customers throughout Brazil.

Regulatory requirements have increased each tariff cycle and continue to pressure companies to increase operational efficiency and the quality of services provided to customers. Thus, our group has prepared for the coming cycle by intensifying investments in innovation through the use of new technology, including smart grids, in addition to investing in the expansion and reinforcement of networks to meet the demand of solid consumption growth in the concession areas of our 08 distributors. In 2012, the investments of these subsidiaries came to R$1,403 million.

It is also of great importance that we highlight the inauguration of the Tanquinho Solar Generation Plant, located in Campinas/SP, with an installed capacity of 1.1 MWp. We have invested R$13.8 million in this project, which is the result of the combination of different forms of technology that are in use around the world, in an effort to master existing technology and assess the possibility of integrating solar energy into our electrical distribution system and that of Brazil.

Our outlook for the coming years is quite optimistic, particularly given our expectations for growth of the Brazilian government after the Federal Government announced measures to reduce the value of electric energy tariffs to consumers through the proposal for early expiration of concessions between 2015 and 2017.

We plan to continue to implement our strategies, which have been the main drivers of our growth and strength, while focusing on opportunities for consolidation, investment in new generation projects and increasing efficiency through the innovation of our current business.

  2011

CPFL Energia is a holding company that operates in the following fields through its subsidiaries: (i) distribution of electric energy to consumers in concession areas, (ii) generation of electric energy and development of generation projects and (iii) sale of electric energy to free consumers and other market agents and rendering of value-added services related to the electric sector. In view of the increased international concerns regarding energy matrix, the Brazil has, without doubt, placed itself as one of the major drivers for technologies for generating energy from clean and renewable sources. In this context, the matter has gained special attention during the last fiscal year by CPFL Energia. Part of our strategy in 2011 was associated with an increase in the investments for generation of energy from renewable sources, such as small hydroelectric power plants, thermoelectric plants which generate energy from sugar cane bagasse and wind farms, placing the Group as a leading agent of this segment.

Of note in the period was the organization of CPFL Renováveis, which was already organized as a leader in the renewable energies segment in Latin America. Organized from the union of the respective assets and projects held by CPFL Energia and by ERSA, and later by the acquisition of 100% of the shares of Jantus (holder of the assets of SIIF), CPFL Renováveis is dedicated exclusively to the development of energy generation projects from renewable and alternative sources (Small hydroelectric power plants - SHPs, biomass powered thermoelectric plants and wind farms). CPFL Energia indirectly holds 63% of the capital of the new company. With the organization of CPFL Renováveis, the beginning of the operations of the thermoelectric power plants Bio Formosa and Bio Buriti and the acquisition of the ventures PCH Santa Luzia and Jantus wind farms, the installed capacity of the CPFL Group, considering its respective participations in each of the conventional and alternative energy ventures, exceeded our estimates and reached 2,644 MW in 2011, being, 2,017 MW from conventional generation sources, 216 MW of conventional thermal generation and 411 MW of renewable alternative generation (193 MW from SHPs, 133 MW from biomass generation and 85 MW from wind farms). By the end of 2012, considering the acquisition of the “Complexo Bons Ventos” (Wind farms which are already operating), announced in February 2012, the beginning of the operations of the thermoelectric power plants UTEs Bio Ipê and Bio Pedra and of the wind farms from the “Complexo Santa Clara”, the installed capacity in operation of the entire CPFL Group is expected to reach 2,922 MW. By the end of 2014, this installed capacity should reach 3,301 MW, considering the beginning of the operation of the other projects currently under construction.

In the distribution segment, we continue with a strong growth in energy consumption in the residential and commercial classes, result of the employment, income and credit expansions in the recent years. The industry class posted a milder performance, affected by the appreciated exchange rates and high interest rates. An important event for the sector was the conclusion of the methodology of the 3rd cycle of periodic tariff revision of the distributing companies, in November 2011, a process that began in September 2010, which was marked by extensive discussions with ANEEL and the sector agents. The regulatory requirements have increased in each cycle and continue to pressure the companies to become more efficient. The Group has, therefore, intensified its focus on increasing operational efficiency and improving the quality of the services rendered to its clients, preparing itself for the challenges which will come with the application of the 3rd cycle of tariffs periodic revision to its 8 concessionaires, which will occur in the period from 2011 to 2013. With this ruling, the distribution companies of CPFL Group are faced with the need to maintain increasingly more automated and intelligent grids to allow for an improvement on the quality of the distribution of energy, reducing the frequency and duration of outages, as well as expediting the restoration of the supply energy. This new technology is known as smart grid which, together with the investments to meet the growth of the market and the network maintenance, required an investment by our distribution companies, last year alone, of R$1,065 million.

Regarding the remaining of our investments in the last year, R$ 823 million was used in the generation segment and R$ 17 million in the commercialization of energy and services segments.

b) equity structure and possibility to redeem shares or quotas, indicating:

Equity Structure         2013                2012                2011

Equity                           43%                39%                 49%

Debt Equity                  57%                 61%                 51%

i. redemption cases

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

ii. formula for the calculation of the redemption amount

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

  2013

On December 31, 2013, working capital stood at a surplus (current assets exceeding current liabilities) of R$2,359 million, resulting chiefly from the Company’s own operating cash generation and a decrease in its outstanding debt coming due in the next 12 months (including interest expenses), as well as reduction in charges, regulatory fees and taxes, fees and contributions payable.

The following table presents a summary of pending contractual obligations and commitments as of December 31, 2013 (including other long-term contractual obligations):

	Payment due per period (R$ million)
Contractual Obligations on December 31, 2013	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Suppliers	1,885	1,885	-	-	-
Loans, Debentures and financing – principal and charges¹	22,788	3,006	7,258	6,784	5,740
Use of public utilities ¹	634	4	16	16	598
Private Pension Entity ²	1,075	77	160	160	678
Other	148	130	-	-	18
Total items on the Balance Sheet ¹	26,530	5,102	7,434	6,960	7,033
Energy Purchase Contracts ³	129,977	8,256	16,222	17,869	87,630
Plant Construction Projects [4]	964	729	20	215	-
Supplies	1,788	605	575	124	484
Total other commitments	132,729	9,590	16,817	18,208	88,114
Total Contractual Obligations	159,259	14,692	24,251	25,168	95,147

(1)       Includes payment of interest, including future interest on the projected cash flow based in non-discounted, through projections of indices. These future interests are not recorded in our balance sheet.

(2)       Future contributions estimated for pension plans.

(3)       The amounts payable under long-term electric energy purchase contracts are subject to variations in price and may be renegotiated in certain cases. The table presents the values payable by contracted volumes, using prices applicable at the end of 2013. See  note 34 to our consolidated financial statements for more information.

(4)       Power plant construction projects include financial commitments to provide funds for construction and the acquisition of concessions for subsidiaries in the renewable energy segment.

Our capital requirements are primarily for the following purposes:

•              We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects;

•              Repayment or refinancing maturing debt.  At December 31, 2013 we had outstanding debt maturing during the following 12 months aggregating R$1,837 million; and

•               Dividends on a semiannual basis.  We paid R$816 million in 2013 and R$1,394 million in 2012.

  2012

On December 31, 2012, working capital stood at a surplus (current assets exceeding current liabilities) of R$576 million, resulting chiefly from the Company’s own generation of cash and consumer credits, offset by indebtedness coming due in the next 12 months (including the provision for charges), obligations to our suppliers and other accounts payable.

Funding needed is mainly allocated to the following objectives:

•               Investments to continue to improve and expand distribution systems and to complete renewable generation projects;

•               Amortization or refinancing of debt. On December 31, 2012, the balance of non-amortized debt maturing in the coming 12 months was R$1,729 million (excluding the effect of charges and derivatives);

•               Payment of dividends. Dividends paid in 2012 and 2011 came to a total of R$1,394 million and R$1,230 million, respectively;

•               Financing for acquisitions. We paid a total of R$879 million in 2012 to acquire the subsidiaries Jantus and Santa Luzia and the Atlântica and Bons Ventos Wind Farm.

  2011

On December 31, 2011, our working capital reflected a surplus (excess of current assets over current liabilities) of R$1,009 million, driven chiefly by the refinancing of our current debt in 2010 and the higher level of cash and cash equivalents in 2011, in view of new borrowings with long term maturity.

Our capital requirements are primarily for the following purposes:

•               Investments to continue to improve and expand our distribution system and to complete our generation projects;

•              Repayment or refinancing maturing debt. On December 31, 2011 we had outstanding debt maturing during the following 12 months of R$1,280 million (excluding derivatives and interest);

•              Payment of dividends. The total of the dividends paid in the years of 2011 was of R$1,230 million;

•               Funding for acquisitions. In 2011, we paid R$863 million for the acquisition of subsidiaries (Jantus and Santa Luzia).

d) sources used for financing working capital and investments in non-current assets

The main sources of resources are come from operating cash generation and financing. During 2013, our subsidiaries brought in funding mainly for (i) financing investments in our distributors; and (ii) invest in our segment of renewable energy generation. New financing contracted by the Company includes financing for investment with the BNDES as FINEM / FINAME financing, new funding with financial institutions for financing of working capital and new debenture issues.

During the second half of 2011, CPFL Energia put its pre-funding strategy into practice, ensuring advance funded of debt maturing throughout 2012. The Company continued to utilize this strategy throughout 2013 for debt maturing in 2014. With this, the Company was able to reduce its nominal debt cost by approximately 0.5 percentage points to 8.4% p.a., with a debt profile of 4.14 years.

Furthermore, funding sought to maintain our Group’s liquidity and excellent debt profile by lengthening of the average term of debt and reduction of the cost thereof.

For more information on financing sources utilized by the Company, see line (F) of item 10.1.

Indebtedness

2013 compared to 2012

Our indebtedness increased R$1,548 million, or 10.0% from December 31, 2012 to on December 31, 2013, mainly driven by:

•      The issue of debentures in the amount of R$3,290 million by (i) CPFL Energia (R$1,290 million), (ii) CPFL Paulista (R$505 million), CPFL  Piratininga  (R$235  million)  and RGE  (R$170  million)  refinance maturing debts and strengthen working capital and (iii) CPFL Geração  (R$460  million)  for the early payment of promissory notes;

•      Loan from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment (Fundo para Financiamento e Aquisições de Máquinas e Equipamentos), or FINAME, and Financing and Entrepreneurship (Financiamento e Empreendimentos), or FINEM, in the total amount of R$1,165 million primarily to fulfill the biannual investment plan for our largest distribution subsidiaries (R$303 million), as well as to fulfill the investment for our renewable generation subsidiaries (R$850 million); and

•      Funding in the amount of R$1,261 million (of which R$718 million in debt issued in U.S. dollars) for the majority of our distribution subsidiaries and our indirect subsidiary CPFL Renováveis, to strengthen working capital, pay debts, refinance debt and back investments in our renewable generation segment.

The main objectives of this financing are: (i) finance investments by our distribution companies and (ii) invest in our renewable energy generation segment.

2012 in comparison with 2011

The increase in our indebtedness in 2012 (in the amount of R$3,660 million, a 31.0% increase over 2011) was mainly the result of:

•         the issue of debentures in the amount of R$1.858 million, by CPFL Paulista (R$660 million), CPFL Piratininga (R$110 million) and RGE (R$500 million) for the refinancing of debt coming due in 2012 and 2013 and the reinforcement of working capital, as well as by CPFL Renováveis (R$588 million) in order to acquire Santa Luzia and Bons Ventos;

•         disbursement of loans from the BNDES in the amount of R$1,137 million to comply with the bi-annual investment plant for the Group’s distributors, through the Fund for Financing and Acquisition of Industrial Machines and Equipment (Fundo para Financiamento e Aquisição de Máquinas e Equipamentos Industriais - “FINAME”), and Financing and Projects (Financiamento e Empreendimentos - “FINEM”), and to comply with investments by renewable energy generation subsidiaries;

•         funding in the amount of R$426 million, in debt, indexed to the dollar by the Group’s eight distributors, namely R$223 million by RGE, R$21 by CPFL Sul Paulista, R$20 million by CPFL Santa Cruz, R$64 million by CPFL Piratininga, R$49 million by CPFL Paulista, R$25 by CPFL Leste Paulista, R$11 million by CPFL Mococa and R$13 million by CPFL Jaguari to reinforce working capital;

This financing sought mainly to: (i) financing our distributors’ investments and (ii) invest in our renewable energy generation segment.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

For 2014 and 2015, we hope to continue to benefit from financing opportunities offered by the market, through the issue of debentures and debt for working capital (both nationally and abroad), or those offered by the government in the form of financing lines from the BNDES, focusing the expansion and modernization of the energy system, as well as to invest further in the generation segment and be prepared for the possible consolidation of the sector.

f) indebtedness levels and characteristics of such debts, also describing:

2013

On December 31, 2013, our total debt (including charges) stood at R$17,021 million. Of this total, approximately R$2,008 million, or 11.8%, was issued in U.S. dollars. We have entered into swap contracts to reduce our exposure to exchange rates resulting from part of this debt. A total of R$1,837 million of our debt is set to mature in 12 months.

2012

On December 31, 2012, our indebtedness (including charges) stood at R$15,473 million. Of this total, approximately R$2,435 million or 15.7% were indexed to the U.S. dollar. The group has contracted swap operations to reduce exposure to exchange variations as a result of these obligations. A total of R$2,025 million of our indebtedness will reach maturity within 12 months.

2011

Total debt outstanding at December 31, 2011 (including charges) was R$11,813 million. Of the total amount, approximately R$1,707 million (or 14.8%) was denominated in U.S. dollar. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. A total of R$1,519 million of our total outstanding debt is due in 12 months.

i.  relevant loan and financing contracts

Main Financing Contracts in 2013 (including charges):

•    BNDES. On December 31, 2013, we had an outstanding balance of R$4,973 million from several financing lines released by BNDES. These loans are in Brazilian reais. The most significant portion of these loans is related to (a) loans for our generation subsidiaries CPFL Renováveis and CERAN (R$3,431 million) and (b) financing for investment programs among our distributors, particularly CPFL Paulista, CPFL Piratininga and RGE, (R$1,512 million).

•    Debentures. On December 31, 2013, the outstanding balance of debentures came to R$7,791 million, divided among several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms and conditions of debentures are summarized in note 17 to these audited financial statements.

•    Working Capital. On December 31, 2013, we had an outstanding R$1,669 million under a number of loan agreement instruments indexed to the CDI rate for working capital for our distribution, generation and service subsidiaries.

•    Other Debts indexed to the Brazilian real. On December 31, 2013 we had an outstanding balance of R$580 million from several other lines of credit indexed to the Brazilian real. The most significant portion of these loans is related to CPFL Renováveis (R$515 million) and our distribution subsidiaries (R$28 million). The majority of these loans are restated based on the CDI rate or IGP-M and are subject to different interest rates.

•    Other Debts indexed to the U.S. dollar. On December 31, 2013, we had other financing indexed to the U.S. dollar, the outstanding balance of which came to R$2,009 million. We have hired swap contacts to reduce our exposure to exchange rates resulting from these obligations. For more details on our loans, debentures and derivatives, please see Notes 16, 17 and 34 to our audited consolidated financial statements.

Main Loan Agreements in 2012 (including charges):

•    BNDES. At December 31, 2012, the outstanding balance under a number of facilities provided through BNDES was R$4,521 million. These loans are denominated in reais. The most significant part of these loans relates to: (i) loans to our generation projects, especially CPFL Renováveis and CERAN (R$2,930 million); and (ii) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,536 million). There were also financings relating to working capital in the amount of R$37 million.

•    Debentures. At December 31, 2012, we had indebtedness of R$6,195 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 17 to our financial statements.

•       Working capital. At December 31, 2012, we had R$1,819 million outstanding under a number of loan agreements indexed to the CDI rate (Certificados de Depósito Interbancário) relating to working capital for our generation and service companies.

•    Other real-denominated debt. As of December 31, 2012, we had R$503 million outstanding, in line with various other credit facilities denominated in Brazilian real. The majority of these loans are related to distribution (R$46 million) and generation (R$450 million) subsidiaries, most of which are restated based on CDI or IGP-M rates, and bear interest at various rates.

•    U.S. dollar-denominated debt. CPFL Paulista entered into bilateral loans denominated in U.S. dollar, which, at December 31, 2012, came to an outstanding total of R$47 million. In addition, there were long-term receivables denominated in U.S. dollar amounting to R$34 million as of December 31, 2012, which also reduced exposure to foreign exchange variation.

•    Other U.S. dollar-denominated debt. Our group had other U.S. dollar-denominated financing. The outstanding balance on December 31, 2012, came to R$2,388 million. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. For more details on our loans, debentures and derivatives, please see notes 16, 17 and 34 to our financial statements.

Main Loan Agreements in 2011:

•    BNDES. At December 31, 2011, we had R$3,314 million (including charges) outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relates to: (a) loans to our generation projects, especially CERAN  and CPFL Energias Renováveis (R$1,964 million); and (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under loans from the BNDES – FINEM/FINAME loan facility (R$1,190 million). There were also financings relating to working capital in the amount of R$149 million.

•    Debentures. At December 31, 2011, we had outstanding debentures (including charges) of R$5,013 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil and RGE. The terms of these debentures are summarized in note 18 to our financial statements.

•       Working capital. At December 31, 2011, we had R$1,587 million outstanding under a number of loan agreements (including charges) indexed to the CDI rate relating to working capital, of which R$963 million for our distribution companies and R$625 million for CPFL Geração).

•    Other real-denominated debt. As of December 31, 2011, we had R$144 million outstanding, in line with other credit facilities denominated in Brazilian real (chiefly R$59 million for our distribution companies and R$75 million for CPFL Renováveis). The majority of these loans are restated based on CDI or IGP-M rates, and bear interest at various rates.

•    U.S. dollar-denominated debt. CPFL Paulista entered into bilateral loans denominated in U.S. dollar with an outstanding total as of December 2011 of R$46 million. In addition, there were U.S. dollar- denominated, long-term receivables amounting to R$30 million (at December 31, 2011), which also mitigate our exposure to exchange rates. For more details on our loans, debentures and derivatives, please see notes 17, 18 and 34 to our financial statements.

•    Other U.S. dollar-denominated debt. The group had other financing in U.S. dollars. The outstanding balance of which on December 31, 2011, came to R$1,704 million. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

We remind that in view of the association with CPFL Renováveis, and the acquisition of Jantus and Santa Luzia, the Company started to consolidate R$1,295 million of assumption of debts.

ii. other long-term relationships with financial institutions

On the date of this Reference Form, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii. level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control.

Restrictive Covenants

The Company and its controlled companies are subject to financial and operating covenants under our financial instruments, as well as subsidiaries. These covenants include the following:

•    limitations on the ability to sell or pledge assets or to make investments in third parties.

BNDES:

•         Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

▪  Net debt divided by EBITDA: maximum 3.5; and

▪  Net debt divided by the sum of net debt and equity: maximum 0.90.

CPFL Serviços

Net debt divided by EBITDA: maximum 4.00;

CPFL Geração

The loans contracted with BNDES by the indirect subsidiary CERAN establish:

▪  Maintenance of the debt coverage ratio in 1.3 times, throughout the amortization period;

▪  Restrictions on the payment of dividends to the subsidiary CPFL Geração over the mandatory minimum of 25% without prior consent from BNDES.

CPFL Renováveis

FINEM I and FINEM VI

•      Maintenance of a Debt Coverage Ratio of 1.2 times, and

•      Self-Capitalization Ratio of greater than or equal to 25%.

FINEM II and FINAME II

•      Restrictions on the distribution of dividends if unable to achieve Debt Coverage Ratio of greater than or equal to 1.0 and General Debt ratio of less than or equal to 0.8.

FINEM III

•      Shareholders’ Equity/(Shareholders’ Equity + Net Banking Debt) of greater than 0.28 and stated in the Company’s annual consolidated financial statements; and

•      Net Banking Debt/EBITDA Ratio of less than or equal to 4.0 and stated in the Company’s annual consolidated financial statements.

FINEM V

•      Debt Coverage Ratio of 1.2 times; and

•      Self Capitalization ratio of greater than or equal to 30%.

FINEM VII and X

•      Annual Debt Coverage Ratio of 1.2 times; and

•      Distribution of dividends limited to a ratioof Total Required dividends divided by Shareholders’ Equity ex-dividends less than 2.33.

FINEM VIII and FINAME III

•      Debt Service Coverage Ratio of greater than or equal to 1.2;

•      Net Debt/EBITDA Ratio of less than or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017 on, stated in the consolidated financial statements of CPFL Renováveis; and

•      Shareholders’ Equity/(Shareholders’ Equity + Net Debt) ratio of greater than or equal to 0.41 from 2013 to 2016 and 0.45 from 2017 on, stated in the consolidated financial statements of CPFL Renováveis.

FINEM IX

•      Debt Service Coverage Ratio of greater than or equal 1.3.

FINEM XI and FINAME I

•      Net Banking Debt/EBITDA Ratio of less than or equal to 4.0 and stated in the Company’s annual consolidated financial statements.

FINEM XII

•      Maintaining the Debt Service Coverage Ratio of the SPEs at 1.3 or more after amortization starts;

•      Annual Consolidated Debt Service Coverage Ratio of greater than or equal 1.3 stated in the consolidated financial statements of Eólica Holding, after beginning of amortization.

PONTE II and III

•      Shareholders’ Equity/(Shareholders’ Equity + Net Banking Debt) greater than 0.41 and stated in the consolidated financial statements of CPFL Renováveis;

•      Net Banking Debt/EBITDA Ratio of less than or equal to 7.5 in 2013 and 6.0 in 2014, stated in the consolidated financial statements of CPFL Renováveis.

HSBC

•      As of 2013, the Company must ensure that its ratio between Net Debt and EBITDA plus Accumulated Cash remains below 5.00 in 2013 and below 3.50 in all following years until settlement thereof.

NIB

•      Half-yearly Debt Coverage Ratio of 1.2 times;

•      Ratio of Total Debt to Shareholders’ Equity of greater than or equal to 30%;

•      Coverage Ratio during Duration of Financing of greater than or equal to 1.7.

Banco do Brasil – Working Capital CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista.

•         Net debt divided by EBITDA: lower or equal to 3.75; and

•         EBITDA divided by Financial Result: higher or equal to 2.25.

Foreign currency loans - Bank of America, J.P. Morgan, Citibank, Morgan Stanley, Scotiabank, Bank of Tokyo and Santander

The foreign currency loans obtained through Law 4,131 are subject to certain restrictive covenants, some of which require the Company to maintain certain financial index in pre-established parameters. The indexes required are: (i) indebtedness to EBITDA ratio: equal to or lower than 3.75; and (ii) EBITDA to financial income (expense) ratio equal to or higher than 2.25.

The definition of EBITDA in our subsidiaries, for purposes of determination of covenants, mainly takes into consideration the inclusion of the principal regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (both for EBITDA and for assets and liabilities).

Various loan and financing agreements of direct and indirect subsidiaries are subject to early maturity in the event of changes in the Company’s or in its subsidiaries’ shareholders structures that result in the loss of the share control or of control over management of the Company by its current shareholders, unless at least one of the shareholders (Camargo Corrêa or Previ) remains directly or indirectly in the shareholders controlling group by the Company.

Furthermore, failure to comply with obligations or restrictions mentioned herein may lead to cross default, depending on the loan and financing contract.

The Company’s Management and that of its subsidiaries monitors these indexes systematically and on a constant basis, to ensure that all conditions are met. In the understanding of both the Company’s Management and that of its subsidiaries, all restrictive conditions and covenants were adequately met on December 31, 2013.

Debentures

Debentures are subject to certain restrictive covenants, some of which require the Company and its subsidiaries to maintain certain financial index in pre-established parameters. The main indexes include:

CPFL Paulista (6th and 7th issue), CPFL Piratininga (3rd, 6th and 7th issues), RGE (5th, 6th and 7th issues), CPFL Geração (3rd, 4th, 5th and 6th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

•           Net debt divided by EBITDA: lower or equal to 3.75; and

•           EBITDA divided by Financial Result: higher or equal to 2.25.

The definition of EBITDA in our subsidiaries of distribution, for purposes of determination of covenants, mainly takes into consideration the inclusion of the principal regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (both for EBITDA and for assets and liabilities).

CPFL Renováveis

- 1st issue CPFL Renováveis:

•       Operating debt coverage ratio: equal or greater than 1.00;

•       Debt coverage ratio: equal or greater than 1.05;

•       Net debt divided by EBITDA: lower or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 as from 2017;

•       EBITDA divided by Net Financial Debt: equal or greater than 1.75.

- 1st issue of direct subsidiary PCH Holding 2 S.A.:

•       Debt Service Coverage Ratio of the subsidiary Santa Luzia of greater than or equal to 1.2 as of September 2014;

•       Net Debt/EBITDA ratio of less than or equal to 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017 onwards.

A number of debentures of subsidiaries and jointly-owned subsidiaries are subject to early termination in the event of changes in the Company’s shareholders structure or in the subsidiaries shareholders structure that result in the loss of the share control or of control over management of the Company by its current shareholders.

Breach of the said restrictions could result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Management of the Company and of its subsidiaries believes all the restrictive conditions and clauses are being adequately complied with at December 31, 2013.

g) limits of use of funds already contracted

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

h) significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2013, 2012 and 2011 with demonstrations of all variations and comments on the most relevant. The basis for comparison refers to adjusted and reclassified values as stated in note 2.9 to the 2013 Financial Statements.

Comments on the most relevant variations in Assets:

Cash and cash equivalents:

Balance of R$4,206 million in 2013, representing 13.6% of total assets, for a R$1,771 million increase over 2012, resulting from: (i) cash generation of R$2,518 million resulting from operational activities, mainly adjusted net income (R$4,227 million), offset by the payment of debt and debenture charges (R$1,093 million) and CSLL’s income tax (R$560 million); (ii) cash generation of R$948 million resulting from financing activities, resulting from the funding of loans and debentures, net of amortization, and a public offering of shares (R$1,837 million), offset by the payment of dividends (R$839 million) and (iii) utilization of cash in the amount of R$1,965 million in investment activities, particularly the acquisition of intangible guassets and property, plant and equipment (R$1,734 million), more specifically investments in distribution and renewable generation infrastructure.

The balance of R$2,435 million in 2012, equal to 8.4% of total assets, down R$228 thousand from 2011, was mainly the result of: (i) the utilization of R$3,361 million in cash in investment activities, mainly the addition and acquisition of intangible assets and property, plant and equipment (R$2,460 million) and acquisition of shareholding interest (R$879 million), offset by (ii) the generation of R$1,989 million in cash from operational activities, mainly adjusted net income (R$3,945 million), offset by the increase/decrease in operating assets and liabilities (R$321 million), the payment of charges on debt and debentures (R$866 million) and the payment of CSLL’s income tax (R$769 million); and (iii) the generation of R$1,143 million in cash from financing activities due to loan and debenture funding, net of amortizations (R$2,550 million), offset by dividend payments (R$1,407 million).

Consumers, concessionaires and licensees:

The balance of R$2,008 million in 2013, equivalent to 6.5% of total assets, was down R$197 million, mainly as a result of 16.3% lower average tariffs.

The balance of R$2,205 million in 2012, equivalent to 8.4% of total assets, was up R$344 million, mainly as a result of an increase in sales (billed in December 2012, compared with December 2011).

Deferred Tax credit and debt:

Deferred tax credits and debts represented liabilities of R$52 million, with no significant variation between 2012 and 2013.

The R$14 million variation between 2011 and 2012 in the net asset account was R$102 million, which was not relevant.

Financial Asset of Concession:

The balance of R$2,787 million in 2013, R$2,343 million in 2012, and R$1,377 million in 2011, equivalent to 9.0%, 8.1% and 5.5% of total assets, respectively, represent increases of R$444 million, R$966 million and R$442 million, respectively, as a result of infrastructure investments for distribution services by distribution subsidiaries to expand, maintain, improve, modernize and reinforce the electrical system, as well as adjusted cash flow expectation.

Properties, Plant and Equipment:

The balance of R$7,717 million in 2013, equal to 24.9% of total assets, increased by R$613 million over 2012, mainly resulting from a R$931 million investment, mainly in the construction of CPFL Renováveis in the amount of R$826 million, offset by depreciation of R$331 million in the fiscal year.

The R$7,104 million balance in 2012, equivalent to 24.6% of total assets, was up R$1,431 million over 2011, mainly driven by (i) investments of R$1,094 million, mainly in projects under construction by CPFL Renováveis, in the amount of R$993 million, and (ii) assets acquired for the Atlântica, Bons Ventos and SPE Lacenas wind farm, amounting to R$695 million, acquired by the indirect subsidiary CPFL Renováveis in 2012; (iii) offset by the R$285 million depreciation in the fiscal year.

Intangible Assets:

The balance R$8,748 million in 2013, equal to 28.2% of total assets, decreased by R$432 million, mainly due to: (i) R$727 million in amortization in the fiscal year; (ii) transfers to the financial asset of the concession and other assets in the amount of R$521 million and R$43 million respectively; offset by (iii) investments for expansion, maintenance, improvements, modernization and strengthening of the electrical system in the amount of R$861 million.

The balance of R$9,180 million in 2012, equivalent to 31.7% of total assets, was up R$635 million as a result of: (i) investments for expansion, maintenance, improvement, modernization and reinforcement of the electrical system infrastructure, amounting to R$2,241 million; offset by (ii) amortization in the year of R$695 million; and (iii) transfer to financial assets of the concession and other assets amounting to R$850 million and R$50 million, respectively.

The balance of R$8,535 million in 2011, equivalent to 33.9% of total assets, was up R$2,362 million, mainly as a result of: (i) the intangible assets acquired in business combination, in the amount of R$2,302 million, due to the corporate restructuring of CPFL Renováveis, (ii) the investment in the distribution infrastructure, in the amount of R$1,105 million, for expansion, maintenance, improvement, modernization and reinforcement of the electrical system; offset by (iii) the amortization in the year of R$602 million; and (iv) transfer to financial assets of the concession and other assets amounting to R$382 million and R$62 million, respectively.

Comments on the most relevant variations in Liabilities:

Suppliers:

The balance of R$1,885 million in 2013, equivalent to 6.1% of total liabilities and shareholders’ equity, was up R$196 million over 2012, mainly as a result of (i) an increase in the cost of energy purchased of R$329 million; and (ii) partially offset by a reduction in changes for use of the Transmission and Distribution systems of R$152 million.

The balance of R$1,689 million in 2012, equivalent to 5.8% of total liabilities and shareholders’ equity, increased R$405 million compared to 2012, due chiefly to (i) the increase in the cost of energy supplied to wholesalers and charges on electric energy distribution and transmission, as explained under item “electric energy purchase for resale" below, and (ii) an increase in material and services suppliers due to the activities of CPFL Renováveis (R$24 million), fuel oil for thermoelectric plants run by the subsidiary Epasa (R$85 million) and the acquisition of ICMS credit by the subsidiary CPFL Paulista (R$64 million).

Loans, financing and debentures:

The balance of R$17,021 million in 2013 of total debt, including loans, debentures and respective charges, equal to 54.8% of total liabilities and shareholders’ equity, was up R$1,548 million over 2012, mainly due to the hiring of new funds in the amount of R$5,958 million to back the strategic business expansion plan, financing for projects under construction by CPFL Renováveis, partially offset by amortization in the amount of R$4,449 million.

The balance of R$15,473 million in 2012 of total debt, including loans, debentures and respective charges, equal to 53.5% of total liabilities and shareholders’ equity, increased by R$3,660 million over 2011, mainly due to the hiring of new funds in the amount of R$4,287 million to back the strategic business expansion plan, and beginning of construction by CPFL Renováveis in the amount of R$909 million, partially offset by amortization in the amount of R$1,737 million.

Main funding in 2013, 2012 and 2011 is disclosed in the Financial Statements.

Capital Reserve:

The 2013 balance of R$288 million, equal to 0.9% of total liabilities and shareholders’ equity, was created due to: (i) the public offering of CPFL Renováveis, in 2013, of R$60 million; and (ii) the business combination of CPFL Renováveis in 2012, of R$228 million.

Legal Reserve:

This variation refers to the accrual of the Legal Reserve, equal to 5% of Net Income in the Fiscal Year.

Earnings retained for investment:

The balance of R$109 million in 2013, equivalent to 0.4% of the total liabilities and shareholders’ equity was accrued in 2013.

Statutory reserve – financial asset of concession:

Relates to the effect of booking, by distribution subsidiaries, of the restatement of the concession financial asset to the Fiscal Year’s profit or loss, whose amount is retained, given that this result will only come to fruition at the moment of indemnification, which occurs at the end of the concessions.

The balance of R$327 million in 2012 was recorded as an earnings retained for investment. In 2013, with the creation of the Statutory reserve – financial asset of concession financial asset, the 2012 balance of earnings retained for investment was reclassified as part of the Bylaws reserve for adjustments to the concession financial asset.

Comments on the most relevant variations in the Statement of Income:

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2013, 2012 and 2011:

Main Variations in Net Operating Revenue between 2013 and 2012:

Gross Operating Revenue:

Gross Operating Revenue in 2013 came to R$19,339 million, down 9% (R$1,910 million) from 2012.

This variation was mainly the result of the following factors:

•                               13.3% (R$2,109 million) decrease in billed supply, justified by: (i) a 15.4% (R$2,451 million) decrease in effective average tariffs, partially offset by the 2.5% (R$341 million) increase in the amount of electric energy sold;

•                               20.8% (R$434 million) increase in sale of electric energy to wholesalers, mainly driven by: (i) CPFL Renováveis (R$178 million), resulting from the beginning of operations at the  Atlântica, Salto Goes, Bio Coopcana, Bio Alvorada, Campo dos Ventos II and Solar plants; (ii) R$396 million increase in other concessionaires and licensees, mainly driven by the 17.0% increase in the amount of electric energy sold and 8.4% increase in average price; (iii) R$30 million increase in sales to Furnas – IGP-M effect; and (iv) R$8 million increase in the sale of electric energy in the short term due to an average price increase of 108.3%;

•                               25.7% (R$348 million) decrease in revenue from concession infrastructure construction, resulting from lower amounts of investment.

•                               10.1% (R$177 million) increase in other operating revenue, mainly due to: (i) an increase in low-income subsidies and tariff discounts using CDE funds (R$576 million), (ii) leasing and rent (R$23 million); (iii) an increase in revenue from the service segment (R$28 million), offset by a decrease in revenue from electrical grid availability – TUSD to free consumers (R$447 million), mainly resulting from tariff reductions.

Deductions from Operating Revenue:

Deductions from Operating Revenue in 2013 came to R$4,706 million, down 26% (R$1,652 million) from 2012, mainly as a result of the following factors:

•                               A 12.6% (R$402 million) decrease in ICMS taxes, mainly due to a drop in billed supply;

•                               An 8.8% (R$147 million) decrease in PIS and COFINS, basically due to reduced supply and sale of electric energy to wholesalers and other revenue;

•                               An 85.0% (R$1,090 million) decrease in sector charges as a result in the modifications of ANEEL rues in Law 12,783, namely: (i) Overall Reversal Reserve – RGR (R$97 million); Fuel Consumption Account - CCC (R$564 million) and (iii) Energy Development Account - CDE (R$429 million).

Main variations in Net Operating Revenue between 2012 and 2011:

Gross Operating Revenue:

Gross Operating Revenue in 2012 came to R$21,249 million, up 13.2% (R$2,474 million) over 2011, mainly driven by:

•       A 6.8% increase (R$1,008 million) in billed supply, justified by the 3% increase (R$446 million) in average practiced tariffs and the 3.7% increase (R$562 million) in the amount of energy sold;

•       A R$178 million increase in unbilled supply due to the increase in the number of billing days;

•       A 73.2% (R$883 million) increase in energy supply, mainly driven by: (i) a R$132 million increase in other concessionaires and licensees, mainly due to the 232.2% increase in average price; and (ii) a R$726 million increase in the sale of energy in the short term due to a 46.5% increase in average price and a 34% increase in the volume of electric energy sold.

•       A 15% (R$406 million) increase in other operating revenue, mainly due to: (i) a 19.6% (R$222 million) increase in revenue from concession infrastructure construction, resulting from investments in distribution improvement and expansion; (ii) a 5.6% (R$75 million) increase in electrical grid availability – TUSD, resulting from the migration of consumers to the free market; and (iii) a R$52 million increase in the registration of low-income subsidies reimbursed with CDE funds.

Deductions from Operating Revenue:

Deductions from Operating Revenue in 2012 came to R$6,358 million, up 4.2% (R$257 million) over 2011, driven by:

•       A 7,1% increase (R$211 million) in ICMS taxes, mainly due to the growth of billed supply;

•       A 4.6% (R$73 million) increase in PIS and COFINS, mainly due to the increase in gross operating revenue, offset by the accounting effect of credits for amortization in the amount of R$113 million (in the fiscal year ended December 31, 2011, PIS and COFINS credits for amortization were recorded as Amortization Expenses and Depreciation, while they were recorded as Deductions from Operating Revenue in the fiscal year ended December 31, 2012 for more adequate accounting classification).

•       A 3.8% (R$51 million) decrease in sector charges, increase of R$50 million, namely: (i) reduction in Fuel Consumption Account – CCC (R$139 million), offset by the increase in the (ii) Energy Development Account – CDE (R$60 million) and (iii) Overall Reversal Reserve – RGR (R$29 million).

Cost of Electric energy:

Significant portions of these cost increases are not included in distributor tariffs and will be passed on through to the next tariff adjustment.

Main variations in the Cost of Electric Energy in 2013, compared to 2012:

The Cost of Electric Energy in 2013 came to R$8,197 million, up 0.7% (R$56 million) over 2012, driven by the following:

•     Electric Energy Purchased for Resale:

Increased by 11% (R$739 million), due mainly to increases in average prices, driven by the increased exposure and change in the calculation of the “PLD” price, of price adjustments and the exchange variation in the purchase from Itaipu.

•     Distribution System Use Charges:

Decreased by 52.2% (R$795 million), mainly as a result of Basic Network Charges (R$568 million), given the adjustment of transmission companies, Reserve Energy Charges (R$52 million) and system service charges – ESS (R$57 million), net of cost recovery through injections from CDE and Connection Charges (R$35 million)

Main variations in the cost of Electric Energy in 2012, versus 2011:

The Cost of Electric Energy in 2012 came to R$8,253 million, for a 23.8% (R$1,585 million) increase over 2011, as follows:

•     Electric Energy Purchased for Resale:

Increase of 24.5% (R$1,323 million) mainly due to the increase in greater exposure and variation in the “PLD” settlement price, tariff adjustments and variations in the exchange rate upon purchase of electric energy from Itaipu.

•     Electricity network usage charges:

Electricity network usage charges increased by 20.8% (R$262 million), mainly due to: (i) Basic Network Charges (R$148 million), due to adjustments of transmission companies, (ii) Distribution System Use Charges (R$10 million); (iii) System services charges – ESS (R$66 million); and (iv) Reserve energy charges – EER (R$51 million).

Operating Costs and Expenses:

Main Variations in Operating Costs and Expenses between 2013 and 2012:

Operating Costs and Expenses came to R$4,067 million, down 5.5% (R$235 million) in comparison with 2012, mainly as a result of the following factors:

•                               A R$347 million (25.7%) decrease in concession infrastructure construction costs, resulting from investments in distribution system improvements and expansion;

•                               A R$28 million increase in employee pension plans, due to the results of actuarial calculations for 2013;

•                               A R$64 million increase in depreciation and amortization, mainly resulting from the operational startup of new investments in our subsidiary CPFL Renováveis (R$59 million);

•                               A R$32 million (5.4%) increase in other operating expenses, mainly resulting from: (i) the R$242 million increase in legal expenses and indemnifications; partially offset by (ii) a R$94 million reduction in loss/(gain) from sale and deactivation and other losses in non-current assets and (iii) a R$93 million decrease in the Allowance for Loan Losses, mainly resulting from accounts receivable from consumers; and

•                               A R$54 million (10%) decrease in outsourced services, resulting from a general reduction of operating expenses;

Main variations in Operating Costs and Expenses in 2012, versus 2011:

Operating Costs and Expenses came to R$4,303 million, up 27.2% (R$920 million) over 2011, mainly driven by:

•       An increase of R$37 million in employee pension plans, due to the results of actuarial calculations for the 2012 fiscal year;

•       A R$197 million increase in depreciation and amortization expenses, mainly due to the effect of the CPFL Renováveis (R$142 million); change in the recognition of PIS/COFINS tax credits (R$55 million) and an increase in amortization and depreciation of new investments, partially offset by the alteration of depreciation rates stipulated by ANEEL in 2012 (R$21 million);

•                               A R$222 million increase in infrastructure construction costs for investments in distribution improvement and expansion;

•                               A R$327 million (120.8%) increase in other operating expenses, mainly resulting from: (i) a R$93 million increase in the Allowance for Loan Losses, mainly due to accounts receivable from consumers and distribution companies; (ii) a R$138 million increase in legal expenses and indemnifications; (iii) a R$52 million increase in the write-off of non-current assets resulting from the physical inventory of concession infrastructure assets due to the implementation of ANEEL Resolution 367, dated June 02, 2009 (Manual for Asset Control of the Electrical Sector or MCPSE) at our subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE, at a cost of R$45 million.

Financial Result:

Main Variations in Financial Result between 2013 and 2012:

Net Financial Result came to an expense of R$971 million in 2013, for an increase in expenses of R$394 million from 2012, mainly due to the following factors:

•                               A decrease in financial income of 1.1% (R$8 million), resulting from (i) a R$159 million decrease in income from adjustments to cash flow expectations from the financial asset of concession; (ii) additions and default fines (R$24 million); (iii) monetary and exchange restatement (R$6 million); (iv) Restatement of tax credits (R$2 million); partially offset by an increase in yield from financial investments (R$116 million) and the restatement of Escrow Deposits (R$68 million);

•                               A 30% (R$386 million) increase in financial expenses, mainly due to: (i) debt charges and monetary and exchange restatement (R$281 million), mainly resulting from an increase in debt; (ii) adjustments to cash flow expectations (R$67 million); (iii) tax interest and fines (R$49 million), mainly resulting from the Special Installment Program – PEP.

Main variations in the Financial Result in 2012, versus 2011:

Net Financial Result came to an expense of R$578 million in 2012, equal to a R$175 million increase in expenses over 2011, mainly driven by:

•       6.1% decrease in financial revenue (R$46 million), due chiefly to lower financial investments;

•       11.1% (R$129 million) increase in financial expenses, mainly resulting from: (i) a R$113 million increase in debt charges and monetary and exchange restatement, resulting from new investments and acquisitions (CPFL Renováveis R$239 million), as well as to the variation in debt indexing rates, particularly the overnight rate (CDI); and (ii) increase of R$28 million in interest and fine expenses due to the payment of incorporation of the network controlled by CPFL Paulista.

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

In connection with our association with ERSA and the acquisition of Jantus in 2011, we created a separate operating segment to segregate our activities relating to renewable energy generation sources.  As a result, our financial reporting was separated into four operating segments with effect from August 1, 2011:  (i) distribution; (ii) conventional generation sources; (iii) renewable generation sources; and (iv) commercialization.  Financial information relating to our renewable generation sources segment in 2011 consists of our historical renewable generation activities for the month of August 2011 (which activities were reported within our conventional generation segment for the first seven months of 2011 and in prior periods[1]) and, with effect from August 1, 2011, the renewable generation assets acquired through our association with ERSA and Jantus.  In addition, commencing January 1, 2012, we began to analyze our services activities on a segregated basis.  As a result, as discussed in note 30 to our consolidated financial statements, we now present our financial results under five operating segments:  (i) distribution; (ii) conventional generation sources; (iii) renewable generation sources; (iv) commercialization; and (v) services.

Our results for the years 2013, 2012 and 2011 discussed below have been restated to reflect our five reporting segments.  However, the discussion of the years 2012 and 2011 does not include a full comparative analysis of the variations between the two periods, since the ERSA’s assets only impacted the last five months of 2011 and Jantus only December 2011.

The profitability of our segments differs.  Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority.  The volume sold varies according to external factors such as weather, income level and economic growth.  This segment represents 79.1% of our net operating revenue, but its contribution to our net income is a bit smaller.  In 2013, 76.5% of our net income was derived from our distribution activities (in 2012, our distribution activities accounted for 68.7% of our net income and 69.6% in 2011).

[1] Since August 1, 2011, after a series of corporate restructuring, the renewable energy assets and projects previously held by the subsidiaries CPFL Geração and CPFL Brasil have been analyzed by Management as an energy generation from renewable sources segment. As the amounts were immaterial, these assets remained in the conventional energy segment for the first seven months of 2011.

Our conventional generation, renewable generation, commercialization and services segments currently represent a small percentage of our net revenues:  6.3%, 7.4%, 12.6% and 1.4% for the year ended December 31, 2013, and 5.6%, 5.5%, 12.7% and 1.2% for the year ended December 31, 2012, respectively.  The contribution of our conventional generation, renewable generation, commercialization and services segments to our net income differs (32.9%, ‑5.8%, 3.8% and 1.7% for the year ended December 31, 2013, respectively, and 28.7%, 0.7%, 8.5% and 2.2% for the year ended December 31, 2012, respectively).  For the year ended December 31, 2011, the contribution of our conventional generation, renewable generation, commercialization and services segments to our net income was 24.2%, 5.9%, 12.2% and 1.0%, respectively.

Our conventional generation sources segment consists in substantial part of Hydroelectric Power Plants, and our renewable generation sources segment consists of wind farms, Biomass Thermoelectric Power Plants and Small Hydroelectric Power Plants.  All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Once these projects became operational, they will result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs.  For example, in the year ended December 31, 2013, our renewable generation sources segment provided 9.1% of our operating income, but due to the significant financial expenses incurred to finance these projects, the segment’s contribution to net income was negative (‑5.8%).

As of December 31, 2013, 11.7% of the property, plant and equipment in the renewable generation sources segment was under construction.

Our commercialization segment sells electricity to Free Consumers and other concessionaires or licensees.  For the year ended December 31, 2013, 3.8% of our net income was derived from our commercialization activities, compared to 8.5% for the year ended December 31, 2012.

Our services segment offers our consumers a wide range of electricity‑related services.  These services are designed to help consumers improve the efficiency, cost and reliability of the electric equipment they use.  For the year ended December 31, 2013, 1.7% of our net income was derived from the services segment, compared to 2.2% of our net income for the year ended December 31, 2012.

Our segments also purchase and sell electricity and value‑added services from and to one another.  In particular, our generation (from both conventional and renewable sources), commercialization and services segments sell electricity and provide services to our Distribution segment.  Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another.  However, the analysis of results by segment would be inaccurate if the same set‑offs were carried out with respect to sales between segments.  As a result, sales from one segment to another have not been eliminated or set‑off in the discussion of results by segment.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•     Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•     Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass;

•     Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•     Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, transmission systems, distribution systems, electric maintenance and equipment recovery, among other services provided.

ii. factors which materially affected the operational results

Operating Results - 2013 versus 2012

We restated our balance sheets, as of January 1, 2012 and December 31, 2012, and the Statements of Income, of Comprehensive Income, of Change in Shareholders´ Equity and Cash Flows for the years ended December 31, 2012 and 2011 as a result of the adoption, as of January 1, 2013, of two new standards issued by the IASB: IAS 19 (Employee Benefits – as revised in 2011)  and IFRS 11 (Joint Arrangements).  These new standards were applied retrospectively to 2012 and 2011 pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) for comparison purposes.  The adoption of these new standards impacted several line items of our financial statements.  One of these impacts relate to the method of  accounting for the results of joint-ventures, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to the adoption of the IFRS 11.  See note 2.8 to our consolidated financial statements for a description of these standards and their impact on our financial statements.

Net Operating Revenue

In comparison with 2012, net operating revenue fell 1.7% (R$257 million) in 2013, for a total of R$14,634 million. The decrease in operating revenue was mainly driven by a drop in revenue from our eight distribution subsidiaries, resulting from a reduction in average tariffs billed in accordance with Law 12,783/2013, in which ANEEL ratified the results of extraordinary tariff revisions, or RTE, in 2013 for our distribution companies, applied to consumption from January 24, 2013 and tariff adjustments, thereby affecting the quantity of electric energy distributed to captive consumers and TUSD revenue from Free Consumers in our concession areas. Also is included in net operating revenue the revenues relating to the construction of concession infrastructure in the amount of R$1,004 million, which does not affect results, due to corresponding costs in the same amount.

The following discussion describes changes in our operating revenue by destination and segment, in accordance with the items included in our gross revenue.

Sales by Destination

Sales to final consumers

Gross operating revenue from sales to Final Consumers decreased by 9.0% in 2013 when compared with 2012, reaching a total of R$19,339 million. Gross operating revenue was mainly the result of sales to captive consumers in the concession areas of our eight distribution subsidiaries and are subject to tariff adjustments as follows:

Distributor tariffs are adjusted each year, with specific percentages for each consumption class. The month in which tariff adjustments become effective varies, however adjustments for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). In 2013, electric energy prices fell by an average of 15.4%, mainly due to the result of extraordinary tariff revisions (“RTE”) in 2013, applied to consumption as of January 24, 2013, partially offset by the net effect of annual adjustments (“RTA”) for the following distributors: CPFL Paulista (6.18%), RGE (-10.64%) and CPFL Piratininga (6.91%). See note 26 to our audited consolidated financial statements. The average prices to Final Consumers in 2013 were lower in all consumer categories:

          Residential and commercial consumers. For captive consumers (which represent 99.2% of the total sold to these categories in our consolidated statements), the average price fell by 18.7% and 14.3%, respectively, due to the annual tariff adjustment (“RTE” and “RTA”), as described above. For Free Consumers, the average price of commercial consumers rose by 7.6%.

          Industrial consumers. Average prices fell 10.8%, mainly due to tariffs. As for Free Consumers, the average price to industrial consumers fell 7.7%. The effect of this reduction in average price was due to the tariff reduction by the extraordinary revisions (“RTE”) of contracts for the use of our distribution system (TUSD) by Free Consumers.

The total volume of electric energy sold to final consumers in 2013 increased 2.6% over 2012. The volume sold to the residential and commercial categories, which represent 62.8% of our sales to final consumers, increased by 5.9% and 1.4%, respectively. The growth of these categories was the result of the performance of income and the job market, confirmed by unemployment levels at historic lows and an increase in consumer credit over recent years. These factors had a positive impact on retail sales and in the furniture and household appliance markets during the year.

The volume sold to industrial consumers in 2013 increased by 1.1% (accounting for 26.1% of sales to final consumers) in comparison with 2012, reflecting the modest performance of industrial production in the period. In 2013, sales volume to this category among captive Final Consumers decreased by 6.0%, which was partially offset by a 14.5% increase in sales in this environment of the free market category, mainly due to 19.6% growth by our subsidiary CPFL Brasil, the positive result of which was driven by successful sales mechanisms focused on industrial clients in the free market environment. Additionally, industrial consumers in distribution concession areas that purchase from other suppliers on the free market also pay us a rate for use of our network, the revenue of which is reflected in our audited financial statements under “Other Operating Revenue.”

Sale to Wholesalers

In comparison with 2012, gross operating revenue from sales to wholesalers increased by 20.8% (R$434 million), for a total of R$2,522 million in 2013 (13.0% of gross operating revenue), mainly due to (i) a 7.3% increase (R$30 million) in sales to Furnas as a result of the 7.8% tariff increase related to the effects of the IGP-M and (ii) a 26.8% increase (R$396 million) in sales of electric energy to other concessionaires and licensees, mainly driven by growth in energy sales by conventional energy generation subsidiaries (R$72 million) and renewable energy generation subsidiaries (R$250 million). For additional information, see net operating income from our segments under Sales by Segment.

Other operating Revenue

In comparison with 2012, other gross operating revenue decreased by 5.5% (R$170 million) in 2013, for a total of R$2,939 million (15.2% of gross operating revenue), mainly due to: (i) the 31.6% (R$447 million) reduction in TUSD revenue from electrical network availability, triggering extraordinary tariff revisions (“RTE”) in 2013 and applied to consumption as of January 24, 2013; (ii) the 25.7% (R$347 million) decrease in revenue from concession infrastructure construction, resulting from lower investment levels; (iii) partially offset by the R$576 million increase in registration of low-income subsidies reimbursed by CDE funds.

Gross Operating Revenue

We deduct certain taxes and sector charges from our gross operating revenue to calculate net revenue. State value-added tax (ICMS), PIS and COFINS taxes levied by the federal government, and energy efficiency and technological research and development programs in the electrical sector (regulatory charges) are calculated based on gross operating revenue, while other sector charges may vary depending on the regulatory effect reflected in our tariffs. These deductions represented 24.3% of gross operating revenue in 2013 and 29.9% in 2012. In comparison with 2012, deductions decreased by 26.0% (R$1,652 million), for a total of R$4,706 million in 2013, mainly due to: (i) a 12.6% (R$401 million) decrease in ICMS, resulting from a 13.3% drop in billed supply; (ii) an 8.8% (R$147 million) decrease in PIS and COFINS, mainly resulting from a decrease in gross operating revenue (basis for calculation of these taxes); and (iii) the net effect of the 73.2% (R$1,105 million) in regulatory charges, resulting mainly from alterations to ANEEL regulations implemented by Law 12,783 of 2013. See note 26 to our audited financial statements.

Sales by Segment

Distribution

In comparison with 2012, net operating revenue in the distribution segment posted a 6.7% (R$835 million) decrease, for a total of R$11,579 million in 2013. This decrease was mainly due to: (i) a drop in the average tariff charged as a result of Law 12,783/2013, in which ANEEL ratified the result of extraordinary tariff revisions (“RTE”) in 2013 for distribution companies, applied to consumption as of January 24, 2013 and tariff adjustments, affecting the sale of energy to captive consumers (a R$2,154 million reduction) and TUSD revenue from Free Consumers (down R$454 million) in our concession areas; (ii) the R$354 million decrease in revenue from concession infrastructure construction, resulting from reduced investments in improvement and expansion of our distribution subsidiaries; and (iii) a R$139 million decrease in retail sales, resulting from a drop in short-term CCEE energy sales driven by the falling price of electric energy sold mainly by our subsidiaries CPFL Paulista, CPFL Piratininga and RGE, partially offset by (a) a R$576 million increase in low-income subsidiaries and tariff discounts reimbursed with CDE funds, and (b) a R$1,723 million decrease (representing an increase in operating revenue) in deductions from operating revenue, mainly resulting from a R$610 million reduction of taxes (ICMS, PIS and COFINS) and a net decrease of R$1,102 million in regulatory charges.

Generation (conventional sources)

Net operating revenue from our generation segment using conventional sources in 2013 came to R$926 million, up 11.8% (R$97 million) over the 2012 total of R$828 million. This increase was mainly the result of a 16.2% (R$72 million) in sales to our distribution subsidiaries, driven by price adjustments.

Generation (renewable sources)

Net operating revenue from the generation segment using renewable sources came to R$1,084 million in 2013, a 32.4% (R$265 million) increase over the 2012 total of R$818 million. This increase was mainly the result of greater production at the new Biomass Thermoelectric Plants that began operations in the second half of 2012, as well as the performance of our Wind Farms, coupled with the contribution made by the acquisition of Bons Ventos S.A. and Usina Ester, in 2012.

Commercialization

Net operating revenue in the commercialization segment came to R$1,845 million in 2013, a reduction of 2.2% (R$42 million) over the 2012 total of R$1.886 million. This decrease was mainly due to a R$186 million (25.4%) drop in the volume sold to other concessionaires and licensees (offset by an increase of 13.6% in the average price), partially offset by a R$128 million increase in the sale to CCEE.

Services

Net operating revenue in the service segment came to R$201 million in 2013, up 16.9% (R$29 million) over the 2012 total of R$172 million. This increase was mainly due to greater sales by CPFL Serviços (both outsourced and to other subsidiaries), resulting from an effort to increase the range of energy-related services and an increase in the volume of operations by CPFL Total.

Income from Electric Energy Service by Destination

Cost of Electric Energy

Energy purchased for resale. In comparison with 2012, the cost of energy purchased for resale increased by 11.0% (R$739 million) in 2013, reaching R$7,469 million (equal to 60.9% of total operating costs and expenses), mainly resulting from the 20.4% increase in the average price, reflecting greater exposure and variation in the “PLD” settlement price, adjustments to tariffs and variations in the exchange rate in purchases from Itaipu.

Electricity network usage charge. In comparison with 2012, electricity network usage charge fell by 52.2% (R$795 million) to R$728 million in 2013, mainly due to (i) a R$568 million decrease in Basic Network Charges, resulting from a reduction in transmission company tariffs; (ii) a R$157 million decrease in System Service Charges, net of reimbursement of costs by the CDE. For more information on charges for use of the energy network, see note 27 to these audited financial statements.

Other Operating Costs and Expenses

Other operating costs and expenses include operating costs, services provided to third parties, costs related to concession infrastructure construction, sales expenses, general and administrative expenses and other operating expenses.

In comparison with 2012, other operating costs and expenses fell by 5.5% (R$235 million), for a total of R$4,067 million in 2013, mainly due to the following important events: (i) a R$347 million decrease in the cost of construction of infrastructure for investment in distribution improvement and expansion; (ii) a R$94 million reduction from sale and deactivation losses and other losses from non-current assets; (iii) a R$93 million decrease in the allowance for doubtful accounts, particularly accounts receivable from consumers and distribution companies; (iv) a R$54 million decrease in third-party services, resulting from a reduction in general operating expenses; (v) partially offset by a R$242 million increase in legal expenses and indemnifications; (vi) a R$64 million increase in depreciation and amortization, mainly the result of the operational startup of new investments in our subsidiary CPFL Renováveis (R$59 million); and (vii) a R$28 million increase in employee pension plans, resulting from the actuarial calculations for 2013.

Income from Electric Energy Service

In comparison with 2012, the results of electric energy service increased 1.5% (R$35 million), for a total of R$2,370 million in 2013, mainly due to a decrease in net operating revenue driven by a reduction in the cost of energy and the decrease in operating costs and expenses.

Income from Electric Energy Service by Segment

Distribution

In comparison with 2012, the result of electric service in the distribution segment increased by 13.0% (R$179 million), for a total of R$1,551 million in 2013. Despite a 6.7% (R$835 million) decrease in net operating revenue, operating costs and expenses posted a 9.2% (R$1,014 million) reduction, which led to an overall in an increase in the electric energy service result. The main variations in operating costs and expenses were as follows:

Electric energy costs: in comparison with 2012, costs with electric energy fell 9.1% (R$687 million), for a total of R$6,851 million in 2013. The cost of energy purchased for resale increased by 2.1% (R$128 million), reflecting an increase in average prices resulting from greater exposure and variation in the established “PLD” price, tariff adjustments and variations in the exchange rate in purchases from Itaipu. This increase, however, is passed along into tariffs, both in the 2013 and 2014 tariff adjustments. Electricity network usage charge fell by 54.5% (R$814 million), mainly as a result of the R$574 million decrease in Basic Network Charges due to decreased transmission company tariffs and a R$157 million reduction in System Service Charges, net of reimbursements with CDE funds. A significant portion of the cost increase was not included in distribution tariffs and will be passed along in the next tariff adjustment.

Other operating costs and expenses. In comparison with 2012, other operating costs and expenses in the distribution segment decreased by 9.3% (R$327 million), for a total of R$3,177 million in 2013, mainly due to: (i) a R$354 million decrease in infrastructure construction costs for investments in distribution improvement and expansion; (ii) a R$77 million decrease in sale and deactivation losses and other losses from non-current assets; (iii) a R$94 million decrease in the allowance for doubtful accounts, mainly from accounts receivable from consumers and distribution companies; (iv) a R$43 million decrease in third-party services, resulting from the decrease in general operating expenses; (v) partially offset by a R$236 million increase in legal expenses and indemnifications; and (vi) a R$26 million increase in depreciation and amortization, as a result of actuarial calculations for 2013.

Generation (conventional sources)

In comparison with 2012, electric energy service results in the generation segment were up by 12.7% (R$63 million), for a total of R$560 million in 2013. This increase was mainly due to an 11.8% (R$97 million) increase in net operating revenue, offset by a 10.4% (R$35 million) increase in operating costs and expenses, mainly due to: (i) a R$39 million increase in the amount of energy purchased for resale resulting from an increase in average prices; (ii) a R$4 million increase in employee pension plans, resulting from actuarial calculations for 2013; and (iii) partially offset by a R$7 million decrease in third-party services, resulting from a drop in general operating expenses, which led to an increase in the electric energy service result.

Generation (renewable sources)

In comparison with 2012, electric energy service results in the generation segment fell by 0.2% (R$0.4 million) to a total of R$215 million in 2013. Despite a 32.4% (R$265 million) increase in net operating revenue, operating costs and expenses also increased by 44.1% (R$266 million), mainly due to: (i) a R$199 million increase in energy purchased for resale, resulting from the extraordinary purchase of energy to comply with energy sale contracts with Coopcana and Alvorada, as well the Atlantic Complex, driven by an expected change in the construction deadline; (ii) a R$42 million increase and depreciation and amortization resulting from the operational startup of certain new CPFL Renováveis plants; and (iii) an R$18 million increase in personnel expenses, as a result ofthe effects of the 2013’s collective labor, the expenditure on severance pay and indemnities in 2013, a higher expedinture on pension funds and increases in employee benefits.

Commercialization

In comparison with 2012, electric energy service results in the commercialization segment fell by 79.6% (R$203 million) to R$52 million in 2013. This reduction was due to a 2.2% (R$42 million) decrease in net operating revenue and 9.9% (R$162 million) growth in costs and expenses, mainly driven by a R$159 million increase in energy sold for resale, resulting from a 21.5% bump in average price, partially offset by a 9.5% decrease in the volume of energy purchased.

Services

In comparison with 2012, electric energy service results in the service segment saw a reduction of 49.3% (R$13 million), for a total of R$13 million in 2013. Despite a 16.9% (R$29 million) gain in net operating revenue, operating costs and expenses increased by 28.8% (R$42 million), mainly as a result of a R$17 million increase of employees at CPFL Serviços and effects of the 2013’s collective labor, and a R$16 million increase in materials and third-party services, both driven by the expansion of CPFL Serviços’ activities.

Net Income

Net Financial Expense

In comparison with 2012, net financial expense was up 68.1% (R$394 million), from the 2012 total of R$578 million to R$971 million in 2013, mainly due to: (i) an R$8 million decrease in financial revenue and a R$386 million increase in financial expenses.

The decrease in financial revenue was mainly due to the following factors: (i) a R$159 million adjustment to estimated cash flow from financial assets of the concession in 2012; (ii) a R$24 million decrease in interest in fines in arrears, partially offset by (iii) a R$116 million increase in revenue from financial investments and (iv) a R$68 million increase in the monetary restatement of escrow deposits.

The motives for the increase in financial expenses are as follows: (i) an increase in debt charges and monetary and exchange variations (R$281 million), resulting from a debt increase and (ii) adjustments to the estimated cash flow from financial assets of the concession (R$67 million) in 2013.

On December 31, 2013, our debt in Brazilian reais came to R$15,013 million, subject to interest rates and inflation, calculated based on several rates and indexes found on the Brazilian financial market. The Company also has the equivalent of R$2,008 million in debt in U.S. dollars. In order to reduce the risk of exchange losses on our debt in U.S. dollars and variations in interest rates, we have the policy of using derivatives to reduce their risks of variations in exchange and interest rates. The average CDI rate increased by 9.8% in 2013, versus 8.4% in 2012, and the TJLP decreased 5% in 2013, compared to 5.8% in 2012.

Income Tax and Social Contribution

Our net expense with income tax and social contribution fell from R$671 million in 2012 to R$570 million in 2013. The effective rate of 37.5% on pretax income in the year ended December 31, 2013 was higher than the official rate of 34%, principally due to our inability to use certain tax loss carryforwards, as described in note 8.5 to our consolidated financial statements.

Net Income

In comparison with 2012 and as a result of aforementioned factors, net income fell by 21.4% (R$258 million) to R$949 million in 2013.

Net Income by Segment

In 2013, 76.5% of our net income came from the distribution segment, 32.9% from generation using conventional sources and -5.8% from generation using renewable sources, 3.8% from the commercialization segment and 1.7% from the service segment.

Distribution

In comparison with 2012, net income from the distribution segment fell 12.2% (R$101 million) to R$726 million in 2013, mainly due to a 13.0% (R$181 million) increase in electric energy service revenue, partially offset by an increase R$328 million in net financial expenses, mainly resulting from: (i) a reduction R$54 million in financial revenue due to adjustments to estimates of cash flow from the financial asset of concession (R$159 million), (ii) a decrease R$26 million in interest and fines in arrears, (iii) an increase R$68 million in financial income, (iv) an increase R$40 million in rectification of tax credits and (v) an increase R$28 million in the monetary adjustment of escrow deposits; and partially offset by (i) an increase R$274 million in our financial expenses, mainly resulting from debt charges and monetary and exchange variations (R$173 million), due to increased debt, (ii) an increase adjustments to estimates of cash flow from the financial asset of concession (R$67 million), and (iii) a decrease R$45 million in expenses with income tax and social contribution.

Generation (conventional sources)

In comparison with 2012, net income from the generation segment using conventional sources fell by 10.5% (R$37 million), for a total of R$312 million in 2013, as a result of: (i) the increase of 12.7% (R$63 million) in income from electric energy service, partially offset by an increase of R$103 million in net financial expenses, mainly reflecting the R$110 million increase in financial expenses (mainly due to a R$120 million increase in debt charges and monetary and exchange variations), (ii) an increase of R$7 million in financial expenses resulting from revenue from financial investments and (iii) a decrease of R$3 million in expenses with income tax and social contribution.

Generation (renewable sources)

In comparison with 2012, net loss from the generation segment using conventional sources came to R$55 million in 2013 (for a difference of R$63 million in comparison with income in 2012), driven by a 0.2% (R$0.4 million) decrease in income from electric energy service, together with a R$61 million increase in net financial expenses, mainly reflecting the R$110 million increase in financial expenses and a R$1 million increase in income tax and social contribution expenses.

Commercialization

In comparison with 2012, net income in the commercialization segment fell by 65.0% (R$66 million), for a total of R$36 million in 2013, reflecting a R$203 million decrease in the income from electric service, offset by a R$106 million increase in net financial revenue and a R$31 million reduction in expenses with income tax and social contribution.

Services

In comparison with 2012, net income from the services segment fell 40.1% (R$11 million) to R$16 million in 2013, reflecting the R$13 million decrease in the income from electric service, together with a R$3.7 million reduction in net financial expenses, offset by a R$6 million decrease in expenses with income tax and social contribution.

Results of Operations—2012 compared to 2011

On August 1, 2011, we began consolidating the results of CPFL Renováveis in our financial statements.  As a result, our results for 2011 only consolidate the results of CPFL Renováveis for five months and are not directly comparable with our results for 2012, which consolidate the results of CPFL Renováveis for a 12-month period. Since August 1, 2011, after a series of corporate restructuring, the renewable energy assets and projects previously held by the subsidiaries CPFL Geração and CPFL Brasil have been analyzed by Management as an energy generation from renewable sources segment. As the amounts were immaterial, these assets remained in the conventional energy segment for the first seven months of 2011.

Net Operating Revenues

Net operating revenue came to R$14,891 million in 2012, up 17.5% over 2011, which includes revenue from the concession infrastructure construction, in the amount of R$1,352 million, which does not affect the result, due to corresponding costs in the same amount. The increase in net operating revenue mainly reflects greater revenue from distributors, due to the increase in the quantity sold and a tariff adjustment for captive customers and TUSD revenue from free customers.

            Below is a description of the changes in operating revenue by destination and segment, based on the items included under gross revenue.

SALES BY DESTINATION

 - Sales to final consumers

Supply billed to Final Consumers came to R$15,914 million in 2012, up 6.8% over 2011.

Distributor tariffs are adjusted each year, with specific percentages for each consumption class. The month in which tariff adjustments become effective varies, however adjustments for the largest subsidiaries occurred in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). In 2012, tariffs for electric energy supply increased by an average of 3.0%, mainly as a result of tariff adjustments at our distributors CPFL Paulista (2.89%), RGE (3.38%) and CPFL Piratininga (5.50%) – see note 26 to these financial statements. The average price for Final Consumers in 2012 was greater in all consumer categories:

•                                    Industrial and Commercial Consumers.  With regards to captive consumers (which represent 78.8% of total sales to this category in our consolidated information), average prices were up 4.1% and 3.2% for our industrial and commercial consumers, respectively, as a result of the annual tariff adjustment. With regards to Free Consumers, the average price for the industrial class increased 2.0%, while the average price for the Commercial class was down 2.8%. The decrease in the average price for the commercial class was the result of discounts granted to TUSD contracts to free customers and other discounts granted to certain contracts.

  Residential Consumers.  The average price for residential consumers increased by 3.7%, mainly due to tariff adjustments.

The increase in sales in 2012 reflected the economic dynamics among residential and commercial consumers, which represent 63% of sales to final consumers. The growth in quantities sold to these consumer classes by 6.9% and 7.0%, respectively, and the resulting increase in sales by 10.9% and 9.8%, was driven by continually high wage levels and a heated job market (increase in income and employment, access to credit, sales of electronic devices, household appliances and retail commerce). The industrial class represents 25.6% of our sales to final consumers. The quantity sold to industrial consumers was down 1.2%, reflecting a 9.7% decrease in sales to captive Final Consumers, which was partially offset by a 20.1% increase in sales on the free market. Sales to industrial consumers also posted a reduction as a result of the migration of customers to the free market tempered dynamics in industrial activity throughout Brazil (industrial GDP falling 2.6% in the year ended December 31, 2012), which was driven by the direct impacts of a global economic slowdown. Industrial consumers in our distribution concession area who purchase from other free market suppliers must pay the Company a rate for the use of our network, and this revenue is reflected in financial statements under “Other Operating Revenue.”

Sales to wholesalers

Operating revenue from the sale of electric energy to wholesalers came to R$2,088 million in 2012 (9.8% of gross operating revenue), up 73.2% (R$833 million) over 2011. This increase was driven by (i) increased sales of electricity by CPFL Renováveis (R$562 million), in wich we acquired an interest in August 2011; (ii) as well as an increase in electric energy sales to other concessionaires and licensees (R$273 million) by our generation and commercialization subsidiaries; and (iii) the increase in sales to the Electric Energy Commercialization Chamber – CCEE (R$122 million), as a result of an increase in the average price.

Other operating revenues

Other gross operating revenue came to R$3.109 million in 2012 (20.9% of net operating revenue), a 15.0% increase (R$406 million) over 2011, mainly driven by: (i) a 19.6% (R$222 million) increase in revenue from concession infrastructure construction, as a result of investments in the improvement and expansion of distribution; (ii) a 5.6% increase (R$75 million) in revenue for electric network availability – TUSD, resulting from the migration of consumers to the free Market; and (iii) a R$52 million increase in the registration of low-income, with CDE supplied financing.

Deductions from operating revenues

Certain taxes and sector charges are deducted from gross operating revenue in order to calculate net revenue. ICMS (state) taxes, PIS and COFINS (federal contributions) and the program for research and development and energy efficiency (sector charges) are calculated based on gross operating revenue, while other sector charges vary depending on the regulatory effects reflected in the Company’s tariffs. In 2012, these deductions, which were equal to 29.9% of gross operating revenue in 2012 and 32.5% in 2011, came to R$6,358 million, up 4.2% (R$257 million) over 2011. This variation was mainly driven by increases of: (i) 7.1% (R$211 million) in ICMS, mainly resulting from the growth of billed supply; (ii) 4.6% (R$74 million) in PIS/COFINS, mainly resulting from the increase in gross operating revenue, offset by the effects of recognition of credits on amortization in the amount of R$113 million (in 2011, PIS and COFINS credits on amortization were recorded under Expenses with Depreciation and Amortization, and in 2012, they were recorded under deductions from operating revenue, in an effort to improve accounting adequacy), (iii) partially offset by the net effect of the 1.7% (R$28 million) reduction in sector charges. See note 26 to the financial statements.

SALES BY SEGMENT

Distribution

Net operating revenue from our distribution segment came to R$12,414 million in 2012, up 12.2% (R$1,348 million) over the 2011 total of R$11,066 million. This increase was mainly driven by: (i) a R$829 million increase resulting from tariff adjustments, which led to an average increase of 4.2% and a 1.6% increase in the quantity of energy sold; (ii) a 6.6% (R$89 million) increase in TUSD revenue charged to Free Consumers; (iii) a 19.6% (R$222 million) increase in revenue from concession infrastructure construction, due to investments in distribution improvements and expansion; (iv) a R$103 million increase in sales to the Electric Energy Commercialization Chamber – CCEE, due to the increased average price; (v) 6.3% decrease (R$80 million) in CCC and CDE contributions, which were partially offset by the 5.6% increase (R$260 million) in taxes on gross operating revenue.

Generation (conventional)

Net operating revenue from the generation segment from conventional sources in the fiscal year ended December 31, 2012 came to R$828 million, down 2.0% (or R$17 million), compared to R$845 million in the fiscal year ended December 31, 2011. The decrease was due mainly to a R$14 million reduction in sales to wholesalers, due mainly to a 6.9% decrease in volumes sold.

Generation (renewable)

Net operatingrevenue from the generation segment from renewable sources in the fiscal year ended December 31, 2012 came to R$818 million. The five-month period from August 1, 2011 to December 31, 2011, net revenue in this segment was R$172 million. As described above, the net operating revenues data derived from our financial statements are not comparable during these periods because our results for 2011 only consolidate the results of CPFL Renováveis for five months and are not directly comparable with our results for 2012, which consolidate the results of CPFL Renováveis for a 12-month period.

Commercialization

Net revenue from the commercialization segment came to R$1,886 million in 2012, up 20.1% (R$316 million) from the 2011 total of R$1,570 million. This increase was mainly the result of a 7.8% increase in the quantity of energy sold and an 11.9% increase in average prices.

Services

Net revenue from the service segment came to R$172 million in 2012, up 26.5% (R$36 million) over the 2011 total of R$136 million. This increase mainly occurred as a result of: (i) the increase in gross operating revenue from CPFL Serviços (services provided for third-parties and companies in the CPFL Energia group), resulting from efforts to increase the diversity of electrical services provided; and (ii) the operational start-up of CPFL Nect[2] in March 2012.

INCOME FROM ELECTRIC ENERGY SERVICE BY DESTINATION

Cost of Electric Energy

Energy Purchased for Resale

Costs with energy purchased for resale came to R$6,730 million in 2012 (53.6% of total operating costs and operating expenses). These costs were up 24.4% (R$1,320 million) over 2011, mainly due to increase in average prices, due to the major exposure and variation in calculation of the “PLD” price, price adjustments and exchange variation of the purchase from Itaipu.

[2] CPFL Nect, formerly Chumpitaz Serviços S.A.

Electricity network usage charges.

Charges on system use for transmission and distribution came to R$1,523 million in 2012, up 21% (R$265 million) over 2011, mainly driven by: (i) R$148 million in Basic Network Charges, resulting from the price adjustment to transmission companies; (ii) R$66 million in System Services Charges – ESS and (iii) R$51 million in Reserve Energy Charges, both sector charges.

Other operating costs and expenses

Other operating costs and expenses include operating costs, services to third-parties, costs related to the construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Other operating costs and expenses came to R$4,304 million in 2012, up 27.2% (R$920 million) over 2011, mainly due to the following important events: (i) a R$222 million increase in infrastructure construction costs, due to investments in distribution improvement and expansion; (ii) an increase in an increase in depreciation and amortization expenses in the amount R$197 million, mainly due to the effect of CPFL Renováveis (R$142 million), alteration of the accounting of PIS/COFINS credits (R$55 million) – for more details, see out comments on deduction from operating revenue - and an increase in amortization and depreciation on new investments, partially offset by the alteration in depreciation rates stipulated by ANEEL in 2012 (R$21 million ) – for more details see our comments in note 13 to the financial statements; (iii) increase in the allowance for loan losses, mainly resulting from credits to consumers from subsidiaries in the distribution segment, in the amount of R$93 million; (iv) an increase in legal expenses and damages, in the amount of R$138 million; (v) an increase of R$52 million in losses with the sale, deactivation and other non-current assets, mainly due to the physical inventory of concession infrastructure utilities resulting from the implementation of the Manual for Asset Control in the Electric Sector – MCPSE (Resolution 367, dated June 2, 2009), conducted by the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE (R$45 million); (vi) a reduction from the recognition of net revenue with the private pension entity in the amount of R$37 million, due to actuarial calculations in the 2012 fiscal year.

Income from Electric Energy Service

Income from electric energy service came to R$2,335 million in 2012, down 11% (R$289 million) from 2011, due to a 24.9% (R$2,505 million) increase in operating expenses and the cost of electric energy services, offset by a 17.5% increase (R$2,216 million) in net revenue.

INCOME FROM ELECTRIC ENERGY SERVICE BY SEGMENT

Distribution

Income from service by the Company’s distribution segment came to R$1,372 million in 2012, down 25.7% (R$473 million) from 2011. Despite the 12.2% increase (R$1,348 million) in net operating revenue, operating costs and expenses increased by 19.8% (R$1,348 million), resulting in a decrease in the service’s income. The main variations in operating costs and expenses were as follows:

  Cost of electric energy: the cost of electric energy came to R$7.538 million, up 19.8% (R$1,248 million) over 2011. The cost of electric energy purchased for resale increased 20.0% (R$1,009 million), due to an increase in average prices, reflecting the exposure and variation of assessment of “PLD” prices to adjustments in prices and exchange variation in purchasing from Itaipu. Nonetheless, this increase will be passed through to distribution tariff or in the 2012 or 2013 tariff adjustment. Charges for transmission and distribution system use increased 19.1% (R$239 million), mainly due to (i) a R$126 million increase in Basic Network Charges, (ii) a R$66 million increase in System Services Charges, and (iii) a R$51 million increase in Reserve Energy Charges. A significant portion of the increase in these costs is not included in distribution tariffs and will be passed through in the next tariff adjustment.
  Other operating costs and expenses: other operating costs and expenses from the distribution segment came to R$3,504 million, up 19.6% (R$574 million) over 2011, mainly driven by: (i) a R$100 million increase in the allowance for loan losses resulting from consumer credits; (ii) an increase in judicial expenses and indemnification by R$138 million; (iii) R$45 million in losses from sale, deactivation and other non-current assets (implementation of the manual for asset control – ANEEL Resolution 367/2009); (iv) an increase in net expenses from a private pension entity in the amount of R$41 million, due to actuarial calculations for the fiscal year ended December 31, 2012; and (v) an increase in infrastructure construction costs, in the amount of R$222 million, as a result of investments for distribution improvement and expansion (without impacting net income, as mentioned above), offset by a 5.7% decrease (R$32 million) in personnel expenses due to the retirement incentive program in 2011 (R$45 million).

Generation (conventional sources)

Income from electric energy service from our conventional generation segment came to R$497 million in the fiscal year ended December 31, 2012, the same amount as in the fiscal year ended December 31, 2011, due chiefly to the decrease of R$17 million in net operating revenue, offset by (i) a R$28 million reduction in operating costs and expenses due to the lower number of employees (R$6 million), lower employee pension plans (R$4 million), and lower outsourcing (R$12 million); and (ii) increase of R$11 million in electric energy purchase, mainly due to the 20% higher average prices in the period.

Generation (renewable sources)

Income from electric energy service from generation using renewable sources for the fiscal year ended December 31, 2012 was R$215 million. In the five-month period from August 1, 2011 to December 31, 2011, our net income from electric energy services was R$47 million.

Commercialization

Income from electric energy service from the commercialization segment came to R$255 million in 2012, up 3.7% (R$9 million) over 2011. Despite the increase in net operating revenue by 20.1% (R$316 million), operating costs and expenses also increased by 23.2% (R$307 million), due to the 24.4% (R$312 million) increase in the cost of electric energy, given the 7.7% increase in the quantity of energy purchased and the 15.5% increase in average cost.

Services

Income from electric energy service from the services segment came to R$26 million in 2012, up 46.5% (R$8 million) over 2011. This increase was mainly due to the 26.5% (R$36 million) increase in net operating revenue, offset by a 23.4% (R$28 million) increase in operating costs and expenses, mainly due to personnel expenses, given the 45% increase in the number employees hired for the expansion of our activities.

NET INCOME BY DESTINATION

Net financial income (expense)

Net financial expenses stood at R$578 million in 2012, versus a total of R$403 million in 2011. The 43.3% (R$174 million) increase was due mainly to (i) the 6.1% decrease (R$46 million) in financial revenue, resulting from (a) the R$141 million decrease in interest income, which was partially offset by (b) the R$96 million increase in financial assets; and (ii) the increase in interest expenses of 11.1% (R$129 million), mainly due to: (a) the R$113 million increase in debt charges and monetary and foreign exchange variations, formed by an increase of R$239 million at CPFL Renováveis, due mainly to new investments and acquisitions and by a reduction of R$141 million due chiefly to the reduction in the CDI and TJLP rates; and (b) increase in interest expenses and fines amounting to R$28 million, related to the payment for incorporation of the network at the subsidiary CPFL Paulista.

On December 31, 2012, indebtedness in local currency came to R$13,038 million, subject to interest and monetary restatement, calculated based on a number of different rates and indexes used by the financial market. The Company also had the equivalent of R$2.435 million in indebtedness in foreign currency (U.S. dollars). In order to reduce the risk of exchange losses on indebtedness indexed to foreign currency and variation in interest rates, the Company has a policy of utilizing derivatives to hedge. Certain subsidiaries chose to mark the debt to market, to which derivate instruments are pegged. In comparison with 2011, derivative instruments led to a 37.7% (R$97 million) decrease to R$159 million in 2012 – see note 34 of the financial statements. The variation in the average CDI rate increased by 8.4% in 2012, versus 11.6% in 2011, and the TJLP rate remained practically stable at 5.8% in 2012, versus 6.0% in 2011.

Income and Social Contribution Taxes

The Company recorded net expenses with social contribution and income tax in the amount of R$671 million in 2012, versus R$759 million in 2011. The effective rate of 35.7% on income before taxes was, in 2012, just above the official rate of 34.0%.

Net Income for the year

Due to the aforementioned factors, net income in 2012 came to R$1,207 million, down 21.8% (R$337 million) from 2011.

NET INCOME BY SEGMENT

In 2012, 68.5% of net income came from the distribution segment, 28.9% from the conventional generation segment, 0.7% from our renewable energy generation system, 8.5% from the commercialization segment and 2.2% from the service segment.

Distribution

Net income from the distribution segment came to R$827 million in 2012, down 23.2% (R$249 million) from 2011. The decrease in this segment was mainly due to a 25.8% (R$476 million) decrease in service income, partially offset by a R$103 million decrease in net financial expenses, given the restatement of the concession financial asset (leading to a R$91 million increase) and a decrease in expenses with income tax and social contribution, in the amount of R$123 million.

Generation (conventional sources)

In comparison with the fiscal year ended December 31, 2011, net income from electric energy generated by conventional sources increased by 19.1% (R$56 million), to R$349 million in the fiscal year ended December 31, 2012, due to the abovementioned reasons regarding the stabilization of electric energy service revenue and: (i) a R$21 million decrease in net financial expenses (resulting from the net effect of a R$39 million decrease in financial income and a R$60 million decrease in financial expenses); (ii) an increase of R$38 million in equity income; and (iii) an increase of R$3 million in income tax an social contribution expenses.

Generation (renewable sources)

Net income from electric energy services from generation using renewable sources for the fiscal year ended December 31, 2012 was R$8 million. In the five-month period from August 1, 2011 to December 31, 2011, our net income in the segment was R$71 million. The decline is mainly due to the increased indebtedness of CPFL Renováveis (for acquisition of subsidiaries)

Commercialization

Net income in the commercialization and service segment came to R$102 million in 2012, down 30.9% (R$46 million) from 2011, driven down by a R$9 million increase in service income and decreased expenses with income tax and social contribution (R$16 million), offset by a R$71 million increase in net financial expenses.

Services

Net income from the services segment came to R$27 million in 2012, up 121.7% (R$15 million) over 2011. This result was driven by an R$8 million increase in service income and a R$12 million increase in net financial revenue, offset by a R$6 million increase in expenses with income tax and social contribution.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs. In 2013, sales to captive consumers represented 68.6% of the volume of electric energy sold and 66.7% of our operating revenue, compared to 60.8% and 70.8%, respectively in 2012. These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007.  The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2010 through the date of this annual report. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari

2010(3)
Economic adjustment(1)....	1.55%	8.59%	1.72%	1.90%	4.15%	-6.32%	4.30%	5.81%
Regulatory adjustment(2)....	1.15%	1.52%	10.65%	8.19%	-0.17%	-6.89%	1.36%	-0.65%
Total adjustment	2.70%	10.11%	12.37%	10.09%	3.98%	-13.21%	5.66%	5.16%
2011(2)
Economic adjustment(1)....	6.11%	4.45%	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(2)....	1.27%	0.98%	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment.	7.38%	5.43%	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(1)....	1.96%	7.71%	0.49%	4.36%	7.20%	-2.20%	-4.41%	-7.15%
Regulatory adjustment(2)....	1.75%	1.08%	11.02%	3.74%	1.80%	2.28%	0.69%	0.05%
Total adjustment.	3.71%	8.79%	11.51%	8.10%	9.00%	0.08%	-3.72%	-7.10%
2013
Economic adjustment(1)....	4.53%	9.69%	-10.66%	12.15%	-1.83%	7.96%	6.98%	10.76%
Regulatory adjustment(2)....	0.95%	-2.27%	0.34%	-2.82%	8.83%	1.47%	-4.71%	-8.06%
Total adjustment.	5.48%	7.42%	-10.32%	9.32%	7.00%	6.48%	2.27%	2.71%
2014
Economic adjustment(1)....	(4)	(4)	(4)	9.89%	2.00%	-4.74%	-3.16%	1.17%
Regulatory adjustment(2)....	(4)	(4)	(4)	4.96%	-4.07%	-2.93%	-2.35%	-4.90%
Total adjustment	(4)	(4)	(4)	14.86%	-2.07%	-7.67%	-5.51%	-3.73%

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)           The 2010 annual adjustment is based on the “Addendum to the Concession Contracts”, described below.

(4)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

On February 2, 2010, ANEEL approved a proposal for an addendum to the concession contracts for electric energy distributors (the “Addendum to the Concession Contracts”). The Addendum to the Concession Contracts changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variations resulting from the difference between the projected and actual energy sold (mainly related to regulatory charges) from the calculation base when calculating tariff adjustments.

The methodology was applied in calculating the tariff adjustments as of February 2010 for our eight distribution subsidiaries.

Periodic Revisions

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First Cycle		Second Cycle		Third Cycle
	Adjustment Date	Economic Adjust.	Adjustment Date	Economic Adjust.	Adjustment Date	Economic Adjust.
		(%)		(%)		(%)
CCPFL Paulista........................	April 2003	20.66	April 2008	-14.00	April 2013	~~-~~5.48
CCPFL Piratininga....................	October2003	10.14	October2007	-12.77	October 2011	-3.95(2)
RRGE......................................	April 2003	27.96	April 2008	2.34	June 2013	-10.32
CCPFL Santa Cruz...................	February 2004	17.14	February 2008	-14.41	February 2012	4.16 (1)
CCPFL Mococa........................	February 2004	21.73	February 2008	-7.60	February 2012	7.18 (1)
CCPFL Leste Paulista...............	February 2004	20.10	February 2008	-2.18	February 2012	-2.00 (1)
CCPFL Sul Paulista..................	February 2004	12.29	February 2008	-5.19	February 2012	-3.78 (1)
CCPFL Jaguari.........................	February 2004	- 6.17	February 2008	-5.17	February 2012	-7.09 (1)

(1)        As a result of ANEEL’s delay in determining the methodology applicable to the third cycle of periodic revisions, the periodic revision process for CPFL Santa  Cruz,  CPFL  Jaguari,  CPFL  Mococa,  CPFL  Leste  Paulista  and CPFL  Sul  Paulista  was concluded on February 3, 2013, without ANEEL analysis of the administrative appeal filed by the distribution subsidiaries. This evaluation was conducted by ANEEL in January 2014, with the following results: (i) Dispatch 165, dated January 28, 2014, amended the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly due to the reduction of the Regulatory Asset Base; (ii) Dispatch 212, dated January 30, 2014, amended the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly due to the reduction of the Regulatory Asset Base; (iii) Dispatch 166, dated January 28, 2014, amended the tariff revision index from -2.20% to -2.00% for CPFL Leste Paulista, mainly due to the increase of the Regulatory Asset Base and losses; (iv) Dispatch 211, dated January 30, 2014, amended the tariff revision index from -3.72% to -3.78% for CPFL Sul Paulista, mainly due to the reduction of the Regulatory Asset Base; and (v) Dispatch 167, dated January 28, 2014, amended the tariff revision index from -7.10% to -7.09% for CPFL Jaguari, mainly due to the increase of the Regulatory Asset Base.

(2)        CPFL Piratininga filed an administrative appeal questioning regulatory losses in the periodic revision process. The appeal was evaluated by ANEEL, and Dispatch 3,426, issued October 8, 2013 amended the result of the periodic revision from -4.45% to -3.95%.

Extraordinary Tariff Revision (RTE)

In accordance with the terms of Law 12,783/2013, all distributors were subject to an RTE on January 24, 2013, in order to pass along to consumers the effects of renewals of generation and transmission concessions and the reduction of regulatory charges.

A breakdown of adjustments resulting from the extraordinary tariff revision can be found below:

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2013
Economic adjustment	-15.3%	-11.3%	-12.0%	-6.8%	-7.6%	-17.2%	-18.4%	-25.4%
Regulatory adjustment	-0.5%	1.1%	0.7%	3.7%	1.8%	2.3%	0.0%	0.1%
Total adjustment	-15.8%	-10.2%	-11.4%	-3.1%	-5.8%	-14.9%	-18.4%	-25.3%

Sales to Potentially Free Consumers

The Brazilian government has introduced, in 1995, regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In 2013 and 2012, approximately 17.0% of our electric energy sales were to supply potentially Free Consumers. Most potentially Free Consumers have not elected to become Free Consumers. This was probably (i) that they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long term price risk and (ii) some potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration. We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electric Energy

The prices of electric energy purchased by the distribution companies under long term contracts executed in the regulated market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the free market are agreed by bilateral negotiation based on prevailing market rates. In 2013, we purchased 57,692 GWh, compared to 62,597 GWh in 2012. Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs. Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchased a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2013, we purchased 10,719 GWh (18.6% of the total purchased) of electricity from Itaipu, 10,781 GWh (17.1% of the total electricity purchased) in 2012. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar. The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaries and licensees (including our subsidiaries). See “The Brazilian Electricity Sector – Free Market”.

Recoverable Costs Variations – Parcel A Costs

We use the compensation account for variation of costs from Parcel A, to recognize some of our costs in the distribution tariff, known as Parcel A costs, which are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are entitled to recover the difference through subsequent annual tariff adjustments.

Under IFRS, regulatory assets and liabilities cannot be accounted for because they do not comply with assets and liabilities requirements established by the Framework for the Preparation and Presentation of Financial Statements (Estrutura Conceitual para Elaboração e Apresentação das Demonstrações Contábeis) issued by IASB and by the CVM. Therefore, we only account for rights or compensations when our captive clients are effectively billed.

The costs of electric energy purchased from Itaipu are indexed to the U.S. dollar, and are therefore subject to exchange variations. If the U.S. dollar were to gain against the Real, our costs would increase, leading to a resulting decrease in revenue in the period. These losses would be offset in the future, upon the following annual tariff adjustment.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economics Conditions

All of our operations are in Brazil, and therefore we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects the demand for electricity, the inflation affects our costs and our margins.

 Some factors may significantly impact demand for energy, depending on the category of consumers:

•         Residential and Commercial Consumers: These classes are highly affected by weather conditions, labor market performance, income distribution, credit availability and other factors. High temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales;

•         Industrial Consumers: Consumption for industrial consumers is related to economic growth and investments, correlated mostly to industrial production. During periods of financial crisis, this class suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments. We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs.

Depreciation of the Brazilian real  increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

The following table shows the main performance indicators of Brazilian economy for the fiscal years ended December 31, 2013, 2012 and 2011.

	Year ended on December 31
	2013	2012	2011
GDP Growth (in BRL)	2.3%	1.0%	2.7%
Unemployment rate – avg. %	5.4%	5.5%	6.0%
Credit to individuals (non-allocated funds) - % GDP	15.5%	15.7%	15.2%
Increase in retail sales	4.3%	8.4%	6.6%
Increase in industrial production	1.1%	-2.6%	0.4%
Inflation (IGP-M) (1)	5.5%	7.8%	5.1%
Inflation (IPCA) (2)	5.9%	5.8%	6.5%
Average exchange rate – US$1.00(3)	R$2.174	R$1.958	R$1.671
Exchange rate at the end of the perio – US$1.00	R$2.343	R$2.044	R$1.876
Depreciation (appreciation) of the Brazilian real vs. the U.S. dollar	14.6%	9.0%	12.6%

Source: Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the  Brazilian Central Bank.

(1)           Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)           Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(3)           Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The Brazilian macroeconomic scenario is marked by significant variations in economic growth rates, from very low rates between 2001 an 2003 (1.7% p.a.) to an economic recovery from 2004 to 2008 (4.8% p.a.). This trend was interrupted by the international financial crisis in 2009. Since then, Brazilian economic activity has been affected by the international scenario and industrial performance has shown moderate results due to exports, unfavorable investor outlook and infrastructure deficiencies. GDP grew at a lower rate in this period, reaching an average growth rate of 2.6% between 2009 and 2013.

Even so, income and employment continued to post significant performance, despite an increase in inflation in the first semester of 2013. Retail sales, particularly those of household appliances, and credit availability also posted excellent performance. The strength of the domestic market, reflecting greater income distribution, improvements to the job market and household consumption, was beneficial to our operations.

10.3. Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

On August 1, 2011, we began consolidating the results of CPFL Renováveis in our financial statements.  As a result, our results for 2011 only consolidate the results of CPFL Renováveis for five months and are not directly comparable with our results for 2012, which consolidate the results of CPFL Renováveis for a 12-month period. Since August 1, 2011, after a series of corporate restructuring, the renewable energy assets and projects previously held by the subsidiaries CPFL Geração and CPFL Brasil have been analyzed by Management as an energy generation from renewable sources segment. As the amounts were immaterial, these assets remained in the conventional energy segment for the first seven months of 2011.

b) organization, acquisition or disposal of equity interest

In January 2012, through our subsidiary CPFL Renováveis, we entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Atlântica I, Atlântica II, Atlântica IV and Atlântica V, companies engaged in generation of energy through wind sources, with an aggregate Installed Capacity of 120 MW.  ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012.

In March 2012, through our subsidiary CPFL Renováveis, we entered into an agreement to purchase 100% of the electric energy and water steam co‑generation assets of SPE Lacenas Participações Ltda., including its subsidiary, the Ester Thermoelectric Power Plant.  The Ester Thermoelectric Power Plant holds authorization from ANEEL to exploit electric energy from biomass (sugar cane), with Installed Capacity of 40.0 MW.  These co‑generation plants, located in the city of Cosmópolis, in the State of São Paulo, are fully operational.  The acquisition was completed on October 18, 2012.

In June 2012, through our subsidiary CPFL Renováveis, we executed a Sale and Purchase Agreement for the acquisition of 100% of the shares of BVP, the holding company of Bons Ventos, which hold authorizations to explore wind farms with an aggregate Installed Capacity of 157.5 MW.  The acquisition was complete on June 19, 2012.

In November 2012, Tanquinho started operations.  Tanquinho is the first solar power plant in the state of São Paulo.  Tanquinho is located in the City of Campinas, with an Installed Capacity of 1.1 MWp.  It is located in an area of 13,700 square meters at Tanquinho Substation, which belongs to one of our distribution subsidiaries.  The Tanquinho plant is expected to generate approximately 1.6 GWh per year.  Our subsidiary CPFL Renováveis was responsible for building this project and is responsible for managing and operating the plant.

In June 2013, through our subsidiary CPFL Renováveis, we acquired the Rosa dos Ventos Wind Farms, with 13.7 MW of Installed Capacity.  This acquisition was completed in February 2014.

In August 2013, the Biomass Thermoelectric Plant Coopcana started operations, with installed power of 50 MW.  In September 2013, the Campo dos Ventos II Wind Farm with 30MW of Installed Capacity started operations.  In November 2013, the Biomass Thermoelectric Plant Alvorada (“UTE Alvorada”) started operations, with installed power of 50 MW.

In December 2013, our subsidiary CPFL Renováveis traded at the Second A‑5/2013 Energy Auction 26.1 average MW to be generated by the Pedra Cheirosa Complex located in the state of Ceará, corresponding to 51.3 MW of Installed Capacity.  The contracts arising from this trade shall be executed with the electric energy distributors that stated themselves to be energy buyers at that auction.  The duration of these contracts shall be 20 years, and the start of energy supply shall take place on January 1, 2018.  The batches were sold at the average price of R$125.04 per MWh, with annual adjustments by the IPCA.

By the beginning of 2014, with the acquisition of the Rosa dos Ventos Wind Farms and when the Macacos I and Atlântica Wind Farms are expected to become fully operational, our Installed Capacity will increase to 3,113 MW.  We expect the Campo dos Ventos Complex, the São Benedito Complex to become operational in 2016 and the Pedra Cheirosa Complex to become operational in 2018, our Installed Capacity will increase to 3,292 MW.

In February 2014, CPFL Renováveis entered into an agreement with Arrow – Fundo de Investimento em Participações, or Arrow, an investment fund, to acquire Arrow’s indirect subsidiary Dobrevê Energia S.A., or DESA.  The agreement provides that Arrow’s intermediate holding company WF2 Holding S.A., or WF2, which owns DESA, will be merged with and into CPFL Renováveis.  As a result, CPFL Renováveis’ share capital will be increased by the issuance of new common shares. CPFL Renováveis will assume WF2’s debt in the amount of approximately R$200 million as at December 31, 2013, and Arrow will receive new common shares of CPFL Renováveis representing 12.63% of CPFL Renováveis’ total share capital.  Completion of this acquisition is subject to certain conditions, including approvals by ANEEL, the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, the approval of certain creditors of DESA and WF2, and the completion of satisfactory legal, financial, engineering and environmental due diligence to be conducted by both parties.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

In view of the enactment of laws 11,638/07 and 11,941/09, during the year of 2008, the CPC (Comissão de Pronunciamentos Contábeis) issued and the CVM approved a series of Accounting Standards and Interpretations for purposes of converging the Brazilian accounting practices with the international accounting practices (“IFRS”). Such standards were fully adopted concluding the first stage of the convergence process.

For the process to be fully concluded, new standards were issued during the year of 2009 and 2010, in order to permit that the consolidated financial statements for the year ended on December 31, 2010 were recorded in accordance with the internal standards.

The financial statements for the year of 2010 were the first financial statements prepared in accordance with the IFRS. For the process of convergence with the accounting standards was possible, the Company applied the CPCs 37 and 43 and the IFRS 1, adopting as transition date January 1st, 2009 and, consequentially, the financial statements of 2009 were republished with the adjustments identified in the adoption of the referred CPCs.

2013

2013 financial statements are in accordance with International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB, and comply with accounting practices adopted in Brazil, according to guidelines issued by the Accounting Pronouncement Committee (“CPC”), including the effects of significant changes to pronouncements applicable as of 2013. The pronouncements with the greatest effect on our financial statements were those related to consolidation and pension plans.

Consolidation standards according to IFRS were revised. The new IFRS 11/CPC 19 (R2) standards were edited and came into effect as of 2013. According to the new standards, jointly controlled entities are not longer to be consolidated proportionally. Instead, the corporation should be recorded using the equity method, without impacting our net income.

Another important alteration is related to IAS 19 / CPC 33 (R1), as revised in 2011. The revisions changed the accounting method for defined benefit plans and termination benefits. The new method requires the recognition of any alterations to defined benefits and the fair value of the plan’s assets, thereby eliminating the corridor approach allowed under the terms of the previous version of IAS 19. The elimination of the corridor approach accelerates the recognition of costs of the previous service. All actuarial gains and losses are immediately recognized in another extensive result so as to ensure that the net asset or liability of the pension plan reflects the whole value of the deficit or surplus of the plan. Furthermore, instead of recognizing expenses with interest and expected yield from the plan’s assets as in the previous version of IAS 19 / CPC 33, we known record the value of “net interest” in accordance with IAS 19, as amended in 2011. According to the amendments, net interest is calculated by applying a discount rate to the net value of the asset or liability of the defined benefit. Revisions of IAS 19 also introduced certain alterations in the presentation of the cost of the defined benefit, including more extensive disclosure, noting significant actuarial premises. For additional information on the impact of these alterations, please see note 2.9 to the consolidated financial statements.

2012 and 2011

The financial statements of 2011 and 2012 are in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (“CPC”).

Due to ICPC 01 – Concession Agreements and adjustment for the recomposition of infrastructure intangible asset, upon initial adoption, concession infrastructures that were recorded as fixed assets associated with the concession are now recorded as follows (i) an intangible asset related to the right to explore the concession through charging consumers for public services, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnification) through the reversion of the asset at the end of the concession period. The value of the financial asset has been determined by its fair value, accounted through the compensation basis for the assets set forth by the regulatory agency. The financial asset is considered a disposable asset and is annually adjusted in accordance with the variation of its fair value, against the entry for other Comprehensive Income in shareholders’ equity, until 2011.

In 2012, the Company started to book the financial restatement of financial assets of the concession under financial income, and, although they are not material, it adjusted or reclassified the Financial Statements presented in 2011 for comparison purposes with the financial statements for the year ended December 31, 2012. Such change is due to a change in judgment concerning recognition in "other comprehensive income" of changes in expectations of cash flows from the financial concession asset, determined by IFRIC12/ICPC 01(R1) and designated in the category available for sale.

Although the concession contract does not explicitly define whether compensation will be based on the amount actually invested in infrastructure or on the residual amount determined by the tariff pricing methodology, i.e. the Regulatory Remuneration Base (“BRR”), the Company and its subsidiaries, based on their best interpretation of the concession contract, expect to receive at the end of the concession, as compensation for investments made and not yet recovered, the equivalent of the amount calculated in accordance with the BRR. On first adoption of IFRS, the Company understood that changes in the fair values of the assets that comprise the concession infrastructure would also constitute changes in the fair value of the financial asset to be received as compensation at the end of the concession; such changes were therefore fully recognized in "other comprehensive income". Note that the procedure was adopted after analysis and discussions in a technical industry group, set up for the implementation of IFRS in Brazil, and the methodology described previously in this paragraph was applied for many participants in the technical group who took part in this debate and who adopted the BRR as the basis for calculating the amount of the compensation. However, after review of the criteria used in accounting for this financial asset and the progress of industry discussions, the Company and its subsidiaries concluded that changes in the fair values of infrastructure assets, and consequently, in the compensation, reflect changes in the estimated cash flow expectations and should therefore be recognized in the income statement using the effective interest method in accordance with paragraph AG8 of CPC 38 and IAS 39 Financial Instruments: Recognition and Measurement.

Thus the Company and its subsidiaries committed an immaterial and unintentional error in interpretation of the accounting literature. In spite of the immaterial nature of the adjustment, the Company and its subsidiaries decided to adjust the comparative amounts for 2011 in presentation of the 2012 financial statements, in order to maintain the best comparison of the balances.

Consequently, the Company and its subsidiaries are reclassifying and adjusting the financial statements as of December 31, 2011, presented for purposes of comparison with the financial statements for the year ended December 31, 2012, in which the update of the financial concession asset, due of changes in the expectative of estimated cash flow, is reversed in "accumulated comprehensive income" and recognized in income for the year of 2011 under “financial results”.

As mentioned above, since these effects are considered immaterial and do not change the total balances of assets, liabilities and shareholders’ equity at December 31, 2011 and January 1, 2011, the Company is not presenting the balance sheet for the beginning of the oldest period presented.

b) significant effects of changes in accounting practices

The Technical Pronouncements CPC 33 (R1) / IAS 19 (R1) – Employee Benefits and CPC 19 (R2) / IFRS 11 – Joint Business, must be adopted as of January 1, 2013.

Given that the adoption of these pronouncements is a change in practice, to be applied retroactively in accordance with CPC 23 / IAS 8, the Company and its subsidiaries presented the balances from December 31, 2012 and January 1, 2012 once again, for comparative purposes. The adjustments in the Consolidated Financial Statement had the following impacts:

Assets

Liabilities

Income Statement

Statement of Comprehensive Income

Cash Flow

OPERATING CASH FLOW	December 31, 2012 stated	Retrospective application - Joint arrangements	Retrospective application - Employee benefits	December 31, 2012 restated
Income for the year, before income tax and social contribution	**2,003,481**	**(75,811)**	**(49,672)**	**1,877,998**
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES				
Depreciation and amortization	1,127,103	(148,177)	-	978,926
Provision for tax, civil, labor and environmental risks	95,226	(300)	-	94,926
Allowance for doubtful accounts	163,903	(92)	-	163,811
Interest and monetary adjustment	1,099,913	(195,573)	-	904,340
Post-employment benefit income/(expense)	(16,340)	-	49,672	33,332
Equity in subsidiaries	-	(120,680)	-	(120,680)
Losses on the write-off of noncurrent assets	54,579	-	-	54,579
Deferred taxes (PIS and COFINS)	(64,005)	-	-	(64,005)
Other	21,919	-	-	21,919
	4,485,779	(540,632)	-	3,945,147
DECREASE (INCREASE) IN OPERATING ASSETS				
Consumers, concessionaires and licensees	(486,380)	50,481	-	(435,899)
Dividends and interest on shareholders´ equity receivable	-	79,730	-	79,730
Recoverable taxes	48,558	3,214	-	51,772
Lease	(3,969)	-	-	(3,969)
Escrow deposits	8,305	200	-	8,505
Advance from Eletrobrás - Resources provided by the CDE	(24,972)	-	-	(24,972)
Other operating assets	(48,523)	7,234	-	(41,289)
INCREASE (DECREASE) IN OPERATING LIABILITIES				
Suppliers	435,014	(46,039)	-	388,975
Other taxes and social contributions	(146,600)	(2,521)	-	(149,121)
Other liabilities with post-employment benefit	(79,450)	-	-	(79,450)
Regulatory charges	(29,057)	1,457	-	(27,600)
Reserve for tax, civil and labor risks paid	(64,084)	-	-	(64,084)
Other operating liabilities	(68,314)	44,472	-	(23,842)
CASH FLOWS PROVIDED BY OPERATIONS	**4,026,307**	**(402,403)**	-	**3,623,904**
Interests paid	(1,018,078)	152,053	-	(866,025)
Income tax and social contribution paid	(864,145)	95,567	-	(768,578)
NET CASH FROM OPERATING ACTIVITIES	**2,144,084**	**(154,783)**	-	**1,989,301**
INVESTING ACTIVITIES				
Acquisition of subsidiaries net of cash acquired	(706,186)	-	-	(706,186)
Acquisition payables paid	(172,476)	-	-	(172,476)
Increase in property, plant and equipment	(1,034,589)	7,480	-	(1,027,109)
Financial investments, pledges, funds and tied deposits	(14,806)	863	-	(13,943)
Lease	(6,581)	-	-	(6,581)
Additions to intangible assets	(1,433,064)	162	-	(1,432,902)
Other	(558)	(816)	-	(1,374)
NET CASH FLOW USED IN INVESTING ACTIVITIES	**(3,368,260)**	**7,689**	-	**(3,360,571)**
FINANCING ACTIVITIES				
Loans, financing and debentures obtained	4,294,254	(7,442)	-	4,286,812
Loans, financing and debentures, net of derivative paid	(1,885,175)	148,087	-	(1,737,088)
Dividend and interest on shareholders' equity paid	(1,406,846)	-	-	(1,406,846)
Other	-	-	-	-
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	**1,002,233**	**140,645**	-	**1,142,878**
DECREASE IN CASH AND CASH EQUIVALENTS	(221,943)	(6,449)	-	(228,392)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	2,699,837	(36,412)	-	2,663,425
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	**2,477,894**	**(42,860)**	-	**2,435,034**

Value Added Statement

The effects of the restatement of the individual financial statements were as follows: (i) on December 31, 2012, a R$515,932 decrease under investments with a corresponding decrease in the comprehensive income under Shareholders’ Equity in the amount of R$572,225 and an increase in retained earnings of R$56,293; and (ii) on January 1, 2012, an increase under investments of R$105,964 with a corresponding amount under retained earnings in Shareholders’ Equity. On the individual balance sheet for 2012, the impact was a R$49,672 decrease in equity income.

c) notes and emphases presented in the auditor’s opinion

The Independent Auditor’s Report for the fiscal year ended December 31, 2013, dated March 10, 2014 and issued by Deloitte Touche Tohmatsu Auditores Independentes, contains three emphasis paragraphs:

 (i) with regards to the separate financial statements of the controller for evaluation of investments of subsidiaries, affiliate companies and jointly controlled subsidiaries using the equity method, while under IFRS, the method would be cost and fair value,

(ii) with regards to the matters mentioned in note 2.9 to our financial statements, in which we cover the fact that we are adjusting and reclassifying our individual and consolidated financial statements for the fiscal year ended December 31, 2012 and the employee benefits therein, in accordance with CPC 33 (R1) and IAS 19 (R) – Employee benefits and recognition of jointly held businesses, in accordance with CPC 19 (R2) and IFRS 11 – Joint Business, for comparative purposes;

(iii) with regards to Decree 7,945/2013, the Deloitte Touche Tohmatsu Auditores Independentes calls our attention to the subject described in note 27, regarding recognition by subsidiaries, in reducing the cost of energy purchased for resale, for reimbursement using Energy Development Account - CDE funds. The independent auditors’ report for the fiscal year ended December 31, 2012, dated March 5, 2013 issued by Deloitte Touche Tohmatsu Auditores Independentes related to the fiscal year ended December 31, 2011, on March 5, 2013, issued by KPMG Auditores Independentes contains two emphasis paragraphs: (i) in regard to the separate financial statements of the parent company regarding the evaluation of the investments in controlled subsidiaries, joint ventures by the equity method, while, for purposes of IFRS, it would be cost or fair value; and (ii) with regards to note 2.9 to the financial statements, in which we cover the fact that we are adjusting and reclassifying our individual and consolidated financial statements for the fiscal year ended December 31, 2011, for purposes of comparison with the individual and consolidated financial statements for the fiscal year ended December 31, 2012, for recognition of changes in expectations of cash flow for the financial asset of the concession, designated as available for sale, in the fiscal year’s results, instead of under “other extensive results,” as previously presented.

10.5. Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available. It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used. There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to the audited consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets. Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization. We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, it is mandatory to recognize a loss by writing off part of their value. The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods. The evaluations in 2013, 2012 and 2011 did not result in any significant impairment of property, plant and equipment or intangible assets and investments.

Impairment

A financial asset not measured by its fair value using the result is evaluated upon each presentation date to assess if there is objective evidence that the asset has lost any of its recoverable value that may occur after initial recognition of the asset in question, and that may have a negative effect on future projected cash flow.

Our subsidiaries and we evaluate evidence of impairment for receivables and investments held to maturity on both an individual and collective levels for all significant items. Receivables and investments held to maturity that are not individually important are evaluated collectively to assess impairment of the group of securities with similar risk characteristics.

Upon assessing an impairment loss on a collective basis, we utilize historic trends for probability of delinquency, recovery periods and the incurred loss values, which are adjusted to reflect management’s judgment of if the economic and current credit conditions are such that the real losses will likely be greater or smaller than those suggested by historic trends.

The reduction of the recoverable value (impairment) of a financial asset is recognized as follows:

•       Amortized cost: the difference between the book value and the current value of estimated future cash flow, minus the effective original interest rate on the asset. Losses are recognized in the result and reflected in a provision against receivables. Interest on an asset that has lost its value continues to be recognized through a reversal of the discount. When an subsequent event leads to the reversal of the loss of value, a decrease in impairment is reversed and recorded under credit in the result.

•       Available for sale: the difference between acquisition cost, net of any reimbursement or principal amortization, and the current fair value, minus any other reduction for impairment previously recognized in the result. Losses are recognized in the result.

For financial assets recognized by the amortized cost and/or debt instruments classified as available for sale, if there is an increase (gain) in periods following recognition of the loss, the loss is reversed against the result. Nonetheless, any subsequent recovery of the fair value of an equity share classified as available for sale and had registered an impairment loss, any increase in fair value is recognized in other extensive results.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all of our employees.  The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rate, inflation, etc.  For further information about the actuarial assumptions see note 18 to our consolidated financial statements.  Moreover, the IAS 19 was revised and has been applied as from January 1, 2013 (and for comparative purposes, the balances at December 31 and January 1, 2012 and profit or loss from 2012 and 2011 were restated).

Deferred Tax Assets and Liabilities

The accounting of income taxes requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

The deferred tax assets is regularly tested for recoverability, being that it will not be recognized if the probability of not realization is greater than the probably of realization. If the Company and its subsidiaries is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, they could be required to establish a valuation allowance against all or a significant portion of the deferred tax assets resulting in a substantial increase in the effective tax rate and a material adverse impact on the operating results.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

The provisions for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims. The evaluation of these reserves is performed by various specialists, inside and outside of the Company. Accounting for reserves requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Our Management’s assessment of the exposure to tax, civil and labor risks could change as new developments occur or more information becomes available. The outcome of the reserves could vary significantly and could materially impact the consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors. Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro – ANDIMA) websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversion of the assets of the distribution concessionaires (financial asset of concession). The methodology adopted for marking these assets to market is based on the tariff revision process for distributors. This review, conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff revision, based on the parameter of the main inflation indexes.

Law 12,783/13 established the methodology and criteria for valuation of the compensation on reversion of these assets based on the Regulatory Asset Base. Therefore, the assessment of the compensation on reversion is provided for through a process of assessment conduction by ANEEL.

Depreciation and Amortization of Intangible Assets

Depreciation is accounted using the straight-line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil.

Intangible assets are comprised of different natures which impact the amortization, as described below:

•         Intangible assets acquired in a business combination: The portion of the premium corresponding to the concession rights is presented as intangible assets and amortized through the remaining period of the respective authorization for exploration, on a straight-line method, or based on the concessionaire’s projected net income curve, as applicable;

•         Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre-determined useful life and is amortized by the term of the concession in accordance with a curve that reflects the consumption standard as compared to expected profits.

•         Public utilities: The intangible assets of this nature is being amortized using the straight-line method for the remaining term of concession.

10.6. Discussions and analysis of the officers on internal controls adopted to ensure the preparation of reliable financial statements:

a) degree of effectiveness of such controls, indicating possible imperfections and actions taken to correct them

Annually, all relevant process and internal controls for the financial statements are electronically evaluated and certified by the managers of the Company, through an automated system for Internal Controls Management. Our management assessed the effectiveness of internal control for the disclosure of the financial statements in regard to the financial statements of December 31, 2013, based on the criteria established in the “Internal Control – Integrated Framework” published by COSO (Committee of Sponsoring Organizations of the Treadway Commission) in 1992. Based on these criteria and evaluations, our Management concluded that until this date, prior to the drafting of the Form 20-F, to be filed with SEC in the second quarter of 2014, the internal control for the disclosure of the financial statements were effective for the year ended on December 31, 2013.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

In the certification, related to the year of 2013, of the compliance tests performed by Management, it was not identified, thus far, any deficiencies that might jeopardize the certification of internal controls. This certification shall be concluded when the Company concludes the drafting of the Form 20-F, due to be filed with SEC (Securities and Exchange Commission) in the second quarter of 2014.

b) deficiencies and recommendations on internal controls in the auditor’s report

Considering the word done by the independent auditors to evaluate the structure of internal controls, which aims to ensure the adequacy of financial statements, our Management is currently not aware of facts or aspects which may indicate the existence of material weaknesses in the internal controls for the disclosure of the financial statements.

10.7. Discussions and Analysis of the officers on public offer for distribution of securities by the issuer

a) How the funds obtained from the offer were used

b) If there were relevant discrepancies between the effective use of the funds and those disclosed in the prospect of the respective distribution

c) if there were any discrepancies, the reasons for such

In the second quarter of 2013, a total of 129,000 unsecured debentures, non-convertible into registered, book-entry shares, in a single series, with unit value of R$10 for a total value of R$1,290,000 (R$1,287,174 net of issue costs) were subscribed to and paid in full by CPFL Energia. Debentures will have a single maturity date in May 2015. There are no covenants for the operation in question. The proceeds obtained will be used in accordance with the issue deed until their maturity.

The issuer has not made any public offer for distribution of securities in 2012 and 2011.

10.8. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2013, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, that are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

10.9. In regard to each of the items not evidenced in the financial statements indicated in item 10.8, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

10.10.  The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the company in the years ended on December 31 2013, 2012 and 2011:

	Year ended on December 31
	2013	2012	2011
	(in millions)

Distribution	845	1,403	1,065
Generation	10	13	196
Renewables	828	1,022	488
Commercialization and other investments	52	22	17
Total	R$1,735	R$2,460	R$1,766

We plan to invest approximately R$1,622 million in 2014 and R$2,089 million in 2015. Of total investments budgeted for the period, R$2,191 million are planned for investment in distribution, R$1,147 million in renewables and R$94 million in the conventional generation segment.

ii. Sources of financing for the investments;

Refer to item 10.1.d above.

iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2013

a.           On June 18, 2013, CPFL Renováveis signed a contract for the acquisition of 100% of the assets of the wind farms Canoa Quebrada, with an installed capacity of 10.5 MW, and Lagoa do Mato, with an installed capacity of 3.2 MW, located on the coast of the state of Ceará.

2012

  In January 2012, through our subsidiary CPFL Renováveis, we signed a Contract for Purchase and Sale for the acquisition of 100% of shares in Atlântica I Parque Eólico S.A. (“Atlântica I”), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV”) and Atlântica V Parque Eólico S.A. (“Atlântica V”).
  In February 2012, we signed, via the subsidiary CPFL Renováveis, a Contract for Purchase and Sale for the acquisition of 100% of shares in BVP S.A. (“BVP”), which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”).
  In March 2012, through our subsidiary CPFL Renováveis, we signed a contract for the purchase of 100% of the assets for electric energy generation and hydroelectric co-generation systems of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Ester Plant”).
  In November 2012, we began operations at the solar energy plant Tanquinho (“Tanquinho”). The subsidiary CPFL Renováveis was responsible for construction of the project and will take responsibility for management and operation thereof.

2011

  In April 2011 CPFL Energia, through its controlled company CPFL Brasil, entered into an agreement with Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., an investment fund managed by Black River Asset Management LLC, Carbon Capital Markets Limited, which represent the interest of its controller Trading Emissions PLC in Jantus, Matthew Alexander Swiney, and other minority, an agreement for the acquisition of 100% of the quotas of Jantus SL. Jantus controls SIIF Énergies do Brasil Ltda. and also SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. The closing of the acquisition occurred on December 19, 2011, having as acquirer CPFL Renováveis.
  CPFL Energia and ERSA – Energias Renováveis S.A. disclosed, on April 19, 2011, that CPFL Energia and its controlled companies CPFL Geração and CPFL Brasil entered into, on such date, with the shareholders of ERSA, an association agreement setting forth the terms and conditions by means of which it intends to combine assets and projects related to renewable energy held by CPFL and ERSA in Brazil, thus considering ventures in: wind farms, small hydroelectric power plants and biomass thermoelectric power plants. In sum, the association encompassed the following stages, concluded on August 24, 2011: (i) CPFL Geração implemented the segregation of the SHPs part of its assets that were under its operation, transferring such assets to specific companies under its direct control (the “SHPs Companies”); (ii) CPFL Geração and CPFL Brasil, as sole shareholders, organized an new holding company (the “New CPFL”), to which they transfer all of the ventures, including the SHPs Companies; (iii) ERSA merged Nova CPFL, resulting in CPFL Geração and CPFL Brasil becoming part of the controlling group of ERSA, as majority shareholders jointly holding 54.5% of the total and voting capital of ERSA (percentage which increase to 63.0%, after the capital increase made by CPFL Brasil in CPFL Renováveis for the acquisition of Jantus); and (iv) jointly with the merger mentioned above, ERSA changed its corporate name to CPFL Energias Renováveis S.A. (“CPFL Renováveis”).

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c) new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

10.11. Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

APPENDIX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2013 (R$)
937,418,802.02

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2013
(R$)
Global amount Interim dividends paid Undistributed dividends	930,850,545.14 363,048,878.37 567,801,666.77
Dividend per share (R$ per unit)	0.967344326

3.     Inform the percentage of distributed net income in the fiscal year.

2013
99% (1)

(1)       The calculation of dividends paid in 2013 includes, in addition to the net income for the year R$937,418,802.02 (i) prior years profit of R$56,292,666.99; (ii) realization of comprehensive income of R$ 25,961,598.25; (iii) reversal of prescribed dividends of R$5,172,327.15; (iv) accrual/realization of statutory reserve of R$61,863,090.83 and is net of (i) the retained earnings reserve for investment of R$108,987,000.00; and (ii) the Legal Reserve of R$46,870,940.10.

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

There distribution of net income of prior years profit in 2013 was R$ 56,292,666.99 representing R$0.058499608/share.

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

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	2013 (R$)	Per Share (Common) (R$)
Dividend	567,801,666.77	0.590062200

Note that the capital stock of CPFL Energia S.A. is composed of 962,274,260 common shares, with no preferred shares existing.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year, pursuant to Article 31 of the Bylaws.

The Company declares dividends from interim semi-annual balance sheets, which will be paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment, pursuant to Article 17 (v) of the Bylaws.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and to Article 17 of the Bylaws and calculate them towards the minimum mandatory dividends.

c.      Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 33 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

April  29, 2014.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

a.     Inform the amount of already declared dividends or interest on equity.

	2013 (R$)	Per Share (Common) (R$)
Dividend	363,048,878.37	0.377282126

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b.     Inform the respective payment dates.

October 01, 2013.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2013 (R$/share) (2)	2012 (R$/share)(2) (3)	2011 (R$/share) (2) (3)	2010 (R$/share) (1) (2)
0.974170090	1.222366332	1.551055306	3.197176786

(1)       In 2011, we carried out a stock split and a reverse stock split, which affected the comparability of the amounts in the comparison between fiscal year 2010 and the other fiscal years.

(2)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

(3)       In view of the adoption on January 1, 2013 of Technical Pronouncements CPC 33 (R1) / IAS 19 (R1) – Employee Benefits, the net income for fiscal years 2012 and 2011 was restated in view of a change in accounting practice, pursuant to CPC 23 / IAS 8. For comparison purposes, the net income for fiscal years 2012 and 2011 were restated to R$1,176,251,647.62 and 1,492,540,596.67, respectively.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2013 (R$/share)	2012 (R$/share)	2011 (R$/share)(1) (2)	2010 (R$/share)(1)
1.139118234	0.967344326	1.565228302	2.619770369

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

(2) In 2011, stock split and reverse stock split operations were carried out that affected the comparability of the amounts in the comparison between fiscal year 2011 and prior fiscal years.

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8.     If net income was allocated to the legal reserve.

a.     Identify the amount allocated to the legal reserve

2013 (R$)
46,870,940.10

b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

c.      Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

10. Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income, pursuant to Article 202 of Law 6,404 of December 15, 1976, as amended.

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b.     Inform if it is being fully paid.

Yes. In the three (3) most recent fiscal years, the amount paid as dividends exceeded the minimum provided for by the Company's Bylaws.

c.      Inform any amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

11. If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

No proposal was made to withhold the minimum mandatory dividend.

c.      Justify the withholding of dividends.

No proposal was made to withhold the minimum mandatory dividend.

12. If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.      Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

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13. If net income was allocated to the unearned profit reserve.

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14. If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

In addition to the legal reserve, the Bylaws also provides for the following reserves: (i) Reserve for Adjustment of the Concession Financial Asset; (ii) Reserves for Contingencies, Tax Risks and Unrealized Profits; and (iii) reserve for working capital reinforcement, in accordance with Article 27, Paragraph2 of the Bylaws, in verbis:

“Article 27 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the balance of cash and cash equivalents, broken down in operating, financing and investment cash flows. The financial statements for the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the net income for the year.

(...)

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other allocation, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) constitution of the Reserve for Adjustment of Concession Financial Assets, either monthly or any other interval defined by the Company, using the gain or loss from the change in the expected cash flows from the Concession Financial Asset of the subsidiaries, booked in the Company’s income statement, net of taxes, through the equity income method. The amount to be allocated to said reserve will be limited to the balance in the "Retained Earnings or Accumulated Losses" account after any accrual of Reserve for Contingencies, Tax Incentives and Unearned Profits:

(i) the Reserve for Adjustment of Concession Financial Assets will be realized at the end of the concession period of the subsidiaries, when the indemnification is paid by the government and will result in the reversal of the respective amounts to “Retained Earnings or Accumulated Losses”.

(ii) the balance in the Reserve for Adjustment of Concession Financial Assets cannot exceed the balance of the Concession Financial Asset booked in the consolidated financial statements of the Company;

6

d) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

e) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, with the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

In view of the approval of changes to the Bylaws of CPFL Energia, in the Annual Shareholders' Meeting held on June 28, 2013, the accounting caption “Reserve for Adjustment of the Concession Financial Asset” was created, based on Article 194 of Law 6,404/76, with the objective of adjusting the cash flow from the receipt of indemnification, from the Granting Authority (Government), at the end of the concession period of the distributors controlled by CPFL Energia, with the cumulative result from the changes in expected cash flows from these financial assets.

As a result, the balance as of December 31, 2012 of the retained profits reserve for investment was reclassified to the Bylaws reserve for adjustments of the concession financial assets (“Bylaws reserve – concession financial assets”). Similarly, the result for the period from changes in expected cash flows from concession assets, net of tax effects, was also reclassified to shareholders’ equity under retained profits for this reserve.

b.     Identify the amount allocated to the reserve.

The initial amount recognized under this Bylaws reserve was R$326,899,588.84. In 2013, the reserve changed with the accrual/realization of R$61,863,090.83.

c.      Describe how the amount was calculated.

The Bylaws reserve is calculated based on the value of the concession financial asset of the group’s distributors, which is restated monthly at the IGPM inflation index, and regularly due to the Tariff Revision process, based on the Regulatory Remuneration Base (“BRR”).

15. If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

The amount withheld in 2013 was R$108,987,000.00, related to the accrual of the retained profits reserve for investment.

b.     Provide a copy of the capital budget.

RETAINED EARNINGS RESERVE FOR INVESTMENTS

We propose that the outstanding balance of retained earnings, amounting to one hundred and eight million, nine hundred eighty-seven thousand reais (R$108,987,000.00), is allocated to the retained earnings reserve for investments in order to ensure the investment plan for expansion and upholding of the Company’s business, as provided for in the capital budgets for 2014 and 2018. In compliance with Article 196 of Federal Law 6,404/76, the investment budget, as summarized below, shall be submitted to the Annual Shareholders’ Meeting.

7

Sources	R$
Retained earnings (Article 196)	108,987,000.00
Financing and cash flow	31,349,970.00
140,336,970.00
Investments
Expansion and upholding of the business	140,336,970.00
140,336,970.00

16. If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

8

APPENDIX III

12. INFORMATION ON NOMINEES TO MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL INDICATED BY CONTROLLING SHAREHOLDERS

12.6. Data on nominees to management and members of the issuer’s fiscal council

The following table indicates main data on nominees to sitting and deputy positions on the Board of Directors:

Nominees to the Board of Directors
Name	Age	Profession	Individual Taxpayer’s ID (CPF)	Elected position	Date election	Date of inauguration	Term of Office	Other positions or duties held in the Company(i)	Appointed by Controlling Shareholders
Murilo Cesar Lemos dos Santos Passos	66	Chemical Engineer	269.050.007-87	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Francisco Caprino Neto	53	Metallurgical Engineer	049.976.298-39	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting	Member of the Management Processes Committee, Human Resources Management Committee and Related Parties Committee, Member of the Budget and Corporate Finances, Risk Management and Strategy Commissions.	Yes
Claudio Borin Guedes Palaia	39	Business Administrator	176.093.048-24	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Fernando Augusto Camargo de Arruda Botelho	31	Business Administrator	292.540.028-01	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Marcelo Pires Oliveira Dias	38	Business Administrator	258.510.388-96	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
André Pires Oliveira Dias	32	Business Administrator	219.411.268-55	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Renê Sanda	50	Bank employee and Economist	050.142.628-05	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting	Member of the Human Resources Management Committee and Risk Management Commission.	Yes
Osvaldo Cezar Galli	58	Business Administrator	230.491.899/91	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Deli Soares Pereira	64	Economist	369.030.198/04	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Teresa Pinto Coelho Gomes	56	Bank employee and Economist	665.881.897-53	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Carlos Alberto Cardoso Moreira	52	Business Administrator	039.464.818-84	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting	Member of the Human Resources Management Committee	Yes
Paola Rocha Ferreira	34	Chemical Engineer	081.786.107-60	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting	Member of the Related Parties Committee and Risk Management Commission.	Yes
Maria Helena dos Santos Fernandes de Santana	54	Economist	036.221.618-50	Independent Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting	Member of the Risk Management Commission.	Yes (i)

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(i)      In accordance with item 4.3 of the Novo Mercado Regulations, which determines that at least twenty percent (20%) of slots on the Board of Directors may be filled with independent Board Members, controlling shareholders have together indicated Mrs. Maria Helena dos Santos Fernandes de Santana as the independent member on the Board of Directors.

The following table provides the main information on nominees to sitting and deputy positions on the Fiscal Council:

Fiscal Council Nominees
Name	Age	Profession	Individual Taxpayer’s ID (CPF)	Elected position	Date election	Date of inauguration	Term of Office	Other positions or duties held in the Company	Appointed by Controlling Shareholders
Adalgiso Fragoso de Faria	53	Economist	293.140.546-91	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Roberto Navarro Evangelista	56	Accountant	945.531.658-72	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Marcelo de Andrade	47	Business Administrator	076.244.538-60	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Livio Hagime Kuze	33	Business Administrator	220.769.508-50	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
William Bezerra Cavalcanti Filho	57	Economist	530.627.607-53	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Maria da Gloria Pellicano	59	Bank employee and Economist	159.097.436-00	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Celene Carvalho de Jesus	58	Bank employee and Economist	113.674.231-04	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Cícero da Silva	62	Pensioner	045.747.611-72	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes
Martin Roberto Glogowsky	60	Business Administrator	861.682.748-04	Sitting Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting	Member of the Management Processes Committee and Strategy Commission.	Yes
Temóteo Roberto Brito de Miranda	47	Economist	084.266.408-42	Deputy Board Member	04/29/2014	TBD	1 year – to the 2015 Shareholders’ Meeting		Yes

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12.8. Data on nominees to management and members of the issuer’s fiscal council

a. Nominee resumes, including professional experiences in the last five (5) years and indicating all positions held or that have been held in publicly held companies

BOARD OF DIRECTORS

Sitting: Murilo Cesar Lemos dos Santos Passos	Deputy: Francisco Caprino Neto

Graduated in Chemical Engineering from UFRJ/RJ in 1971, from 1970 to 1977 he worked with the Ministry of Industry and Commerce – Board of Industrial Development (CDI). From 1977 to 1992, Mr. Passos was employed and later became Executive Forest Product, Environment and Metallurgy Officer at Companhia Vale do Rio Doce and CEO of Celulose Nipo-Brasileira S.A. (Cenibra) and Florestas Rio Doce S.A. From 1993 to 2006, he was Superintendent Officer at Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A. He was member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between September 2007 and June 2010. Currently, Mr. Passos is member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., the Notable Committee of the National Quality Foundation (FNPQ), the Advisory Committee to the Paper and Pulp Producers’ Association – BRACELPA, the Senior Board of the EcoFuture Institute, of the Board of Directors of São Martinho S.A., Odontoprev S.A., Camil Alimentos S.A., and Tegma Gestão Logística S.A. He has been Chairman of the Board of Directors of CPFL Energia since 2010.

Graduated in Metallurgical Engineering from USP/SP in 1983, he also holds a Master’s degree in Metallurgical Engineering from the same institution in 1992. Mr. Caprino Neto has acted as Head of the Process Engineering Department and Planning and Control Advisor for Siderúrgica J.L. Aliperti S.A., and Coordinator of Metallurgical Processes for Aços Vilares S.A. He was a sitting member of the Boards of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2005 to 2006. He has been Superintendent Officer and chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE) and Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) since 2007 and VBC Energia S.A. since 2009, and Executive Officer of Camargo Corrêa S.A. (CCSA) since 2010 and ESC Energia S.A. since 2012. He has also been a sitting member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR). He was a sitting member of the Board of Directors of CPFL Energia, from 2004 to April 2013, and is currently a deputy member.

Sitting: Claudio Borin Guedes Palaia	Deputy: Fernando Augusto Camargo de Arruda Botelho

Graduated in Business Administration from FGV/SP in 1997, Mr. Palaia received an MBA from The Wharton School of the University of Pennsylvania in 2002. He worked as an M&A Analyst at JP Morgan Bank, both in São Paulo and New York, from 1997 to 1998. From 2002 to 2005, Mr. Palaia was project leader in the Camargo Corrêa group companies, namely: Camargo Corrêa Energia S.A. (CCE), Camargo Corrêa S.A. (CCSA) and São Paulo Alpargatas S.A. From 2005 to 2007, he was an Executive Officer at Hormigón da Loma Negra C.I.A.S.A in Buenos Aires, Argentina. From 2008 to 2012, he was Executive Officer at Intercement Brasil S.A. He has been Chief Financial Officer for Intercement Participações S.A. since 2012. He is a sitting member of the Board of Directors of São Paulo Alpargatas S.A.. In 2009, he was a deputy member of the Board of Directors of CPFL Energia, and has been, since 2010, a sitting member of the Board.

Graduated in Business Administration from IBMEC/SP in 2005. He was a deputy member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR). He was also Marketing Coordinator for Intercement from 2009 to 2010, while also serving as Strategic Planning Coordinator for Camargo Corrêa S.A. (CCSA) from 2008 to 2009. He has been Vice-Chairman of the Board of Directors of Camargo Correa Investimentos em Infraestrutura S.A. (CCII) and a member of the Board of Directors of Camargo Corrêa Desenvolvimento Imobiliário S.A. (CCDI). He has been a deputy member of the Board of Directors of CPFL Energia since 2012.

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Sitting: Marcelo Pires Oliveira Dias	Deputy: André Pires Oliveira Dias

Graduated in Business Administration from the American International University of London in 1998. Mr. Dias has also attended the Program on Negotiation at the Harvard Business School in 2005. He has served as Regulatory Strategy Manager at Nova Dutra and Manager of Proposal Consistency, Commercial Superintendent and New Business Officer at Construções e Comércio Camargo Corrêa S.A. (CCCC). He has been Infrastructure Investment Officer at Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII), Executive Officer at ESC Energia S.A. and Camargo Corrêa Energia S.A. (CCE). He was a member of the Board of Directors of Companhia de Concessões Rodoviárias S.A. (CCR), A-PORT S.A. and PMCC Projetos de Transporte de Álcool S.A.. He has been a member of the Board of Camargo Corrêa S.A. (CCSA), Construções e Comércio Camargo Corrêa S.A. (CCCC), ESC Energia S.A. and VBC Energia S.A.. Since 2013, has been a sitting member of the Board of Directors of CPFL Energia.

Graduated in Business Administration and International Businesses from the American Intercontinental University of London, attended the program on Emerging Leaders, Accounting and Financial Analysis, Valuation and Risk and Restructuring at the London Business School, in London, UK, in 2011. Mr. Dias has been a Manager at Camargo Corrêa S.A. (CCSA) and New Business Manager at Camargo Corrêa Desenvolvimento Imobiliário S.A. (CCDI). He has been Strategy and Planning Manager at Camargo Corrêa S.A. (CCSA), a deputy member of the Board of Directors of São Paulo Alpargatas S.A. and Companhia de Concessões Rodoviárias S.A. (CCR), a sitting member of the Board of Directors of Cimpor Cimentos de Portugal, SGPS, S.A. and Vice-Chairman of the Board of Directors of CV Serviços de Meio Ambiente S.A., Cimpor Cimentos do Brasil S.A., Intercement Brasil S.A., Intercement Participações S.A., HM Engenharia S.A. and Camargo Corrêa Desenvolvimento Imobiliário S.A. (CCDI).

Sitting: Renê Sanda	Deputy: Osvaldo Cezar Galli

Graduated in Statistics from USP/SP, in 1986, with a Master’s in Statistics from the same institution in 1989 and an Executive MBA in Finances from IBMEC/DF in 1992. He participated in the Commercial and Investment Banking Program Professional Development Center, ran by Citibank, in Fort Lauderdale (USA). From 2002 to 2006, Mr. Sanda was Adjunct Director of BB New York (USA) and Adjunct Director of Banco do Brasil Securities (USA) from 2005 to 2006. From 2006 to 2010, he served as Risk Management Officer for Banco do Brasil. He was a Fiscal Council Member at Tele Amazônia Celular Participações, Telemig Celular Participações, and from 2000 to 2001 of CPFL Paulista and CPFL Geração S.A. He was also a member of the Boards of Directors of Fundição Tupy S.A. from 2009 to 2011 and Banco do Brasil Securities LLC –New York (USA) and BB Securities Ltd. – London (UK) from 2006 to 2010. Since 2010, he has been Investment Officer for Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and a member of the National Technical Commission for Investments – CNTI of ABRAPP. In 2010, he received his Investment Professional certification from the Institute for Social Security Professional Certification – ICSS and his board of directors/fiscal council member certification from the Brazilian Corporate Governance Institute – IBGC. He has been a sitting member of the Board of Directors of CPFL Energia since 2011 and was elected Vice-Chairman in 2013.

Graduated in Business Administration from Faculdades Integradas Norte do Paraná - UNOPAR in 1996, with an MBA in Business and Finance from FIA-USP/SP in 2001 with specializations in Corporate Administration from UNOPAR – USP/SP – Londrina in 1998 and Administration in Public Management from FUNDACE - Brasília in 2001. He studied Applied Economics at Banco do Brasil and Professional Perfection in Banking Administration at Faculdade Católica de Administração e Economia de Curitiba in 1992. He served as General and Service Manager from 1991 to 1997, Regional and State Superintendent of Banco do Brasil from 1998 and 2007, and was a member of the Board of SEBRAE from 2001 to 2003, Superintendent of FIC – Distributor of Oil Products from 2006 to 2007 and CEO of Pioneiros Bioenergia from 2007 to 2008. He has been the Chief Corporate Financial Officer of Costa Negócios since 2009. He has been deputy member of the Board of Directors of CPFL Energia since 2013.

4

Sitting: Deli Soares Pereira	Deputy: Teresa Pinto Coelho Gomes

Graduated in Social Sciences from USP/SP in 1979, with a graduate degree in Economics and Labor Relations Management from PUC/SP in 2009. He was a deputy member of the Boards of Directors of VALE S.A. and VALEPAR S.A. from 2000 to 2013. He has served as a sitting member on the Boards of Directors of Tigre S.A. – Tubos e Conexões from 2001 to 2003, SOLPART Participações S.A. from 2006 to 2008, and of CPFL Piratininga, CPFL Paulista, CPFL Geração and CPFL Energia from 2004 to 2006. He has been a sitting member of the Board of Directors of CPFL Energia since 2013.

Graduated in Public Administration from FGV-SP/EBAP in 1980. She took an Executive MBA in Finance from the Brazilian Capital Market Institute – IBMEC from 1988 to 1990 and has a graduate degree in Bank Management for Superior Results from the University of Texas at Austin in 1997. From 2000 to 2007, she worked at BB-DTVM as Manager of the Private Equity Division, Master Analyst of Structured Business, Manager of the Network Fund Division and Senior Electric Energy Analyst. She has served as a Project Consultant for Confiance Inteligência Empresarial since 2008. She was a deputy Board member for Petrobahia and Brasil Telecom S.A. from 2000 to 2001 and sitting member of the Board of Directors of Hopi Hari in 2009. He has been a deputy member of the Board of Directors of CPFL Energia since 2011.

Sitting: Carlos Alberto Cardoso Moreira	Deputy: Paola Rocha Ferreira

Graduate in Business Administration from PUC/SP in 1984. From 1984 to 1988, he was Senior Investment Analyst for Credibanco. Between 1988 and 1992, he served as Resident Vice-President of Citibank N.A. Mr. Moreira was also Institutional Client Officer for Banco BMC S.A. from 1992 to 1999. Since June 2000, he has served as the Investment and Finance Officer for Fundação Sistel de Seguridade Social (SISTEL). He is currently a member of the National Technical Commission on Investments – CNTI of Abrapp, a member of the Board of Directors of Geração, Transmissão e Distribuição S.A. – GTD and a deputy member of the Board of Directors of EMBRAER. Furthermore, he is the Chief Administrative Officer of Bonaire Participações S.A. Mr. Moreira has held both sitting and deputy positions in the Board of Directors of CPFL Energia since 2002.

Graduated in Chemical Engineering from PUC/RJ in 2002, with a graduate degree in Banking from Fundação Dom Cabral in 2003 and a Master’s Degree in Finance from IBMEC/RJ in 2009. Ms. Ferreira worked with planning and production control in the pharmaceutical manufacturer Roche. Later, she started her financial career, working as Investment Analyst at the asset management branch of Grupo Santander and as Financial Analyst at Companhia Vale do Rio Doce. She was a member of the Investment Committee of Fundo FIP Brasil Energia, of the Investment Committee of Fundo Stratus Venture Capital III and of the Financial and Audit Committee of Invepar. She also served as member of the Fiscal Council of Lupatech and of the Board of Directors of Log-In. She has been a deputy member of the Fiscal Council of BRF S.A. and of the Board of Directors of Invepar. She is also currently Manager of Governance in Participations of the Petrobras Foundation of Social Security – Petros.

Independent Board Member: Maria Helena dos Santos Fernandes de Santana

Graduated in Economics from FEA/USP in 1990. She was Chairwoman of the Brazilian Securities and Exchange Commission – CVM from 2007 to 2012, where she had also served as an Officer since 2006. She was also Chairwoman of the Executive Committee of the International Organization of Securities Commissions – IOSCO from 2011 to 2012, a member of the Board of Directors of the Brazilian Institute of Corporate Governance - IBCG from 2001 to 2005, Executive Superintendent of Corporate Relations of BM&FBOVESPA and, since 2000, has been a member of the Latin American Roundtable on Corporate Governance (Organization for Economic Co-operation and Development - OECD / World Bank Group). She is currently Chairwoman of the Corporate Governance Committee and independent member of the Board of Directors of Companhia Brasileira de Distribuição – CBD, President of the Audit Committee and independent member of the Board of Directors of TOTVS S.A. In 2014, she became Trustee of the International Financial Reporting Standards Foundation. She has been an Independent Member of the Board of Directors of CPFL Energia since 2013.

5

FISCAL COUNCIL

Sitting: Adalgiso Fragoso de Faria	Deputy: Roberto Navarro Evangelista

Graduated in Economic Science from PUC/MG in 1987, with an MBA in Corporate Finance from IBMEC/SP in 1995 and Economic Policy and Corporate Finance from Fundação Mineira de Educação e Cultura - FUMEC in 1990. He was an Economic-Financial Analyst for Andrade Gutierrez S.A. from 1979 to 2005 and Financial and Administrative Officer for SP Vias Concessionária de Rodovias S.A. from 2005 to 2006. Since 2006, he has served as an Executive Officer at Camargo Corrêa S.A. (CCSA). He has been a sitting member of the Fiscal Councils of Companhia de Concessões Rodoviárias S.A. (CCR), of São Paulo Alpargatas S.A., and since 2009 of CPFL Energia.

Graduated in Accounting Science from Instituto Alberto Mesquita de Camargo/SP. He attended the Program of Continued Education “Creation of Value for Shareholders” offered by FGV/SP. He was Financial Officer of Camargo Corrêa Metais from 1995 to 2002 and is currently serving as Treasury Officer of Carmargo Corrêa S.A. (CCSA) since 2002. He is a deputy member of the Fiscal Council of São Paulo Alpargatas S.A..

Sitting: Marcelo Andrade	Deputy: Livio Hagime Kuze

Graduated in Business Administration from Universidade São Judas Tadeu in São Paulo in 1999, with a graduate degree in Controllership (MBA Controller) from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras of Universidade de São Paulo (FIPECAFI–USP/SP) in 1999. Mr. Andrade served as Corporate Financial and Strategic Planning Manager at Coelho da Fonseca Empreendimentos Imobiliários Ltda. from 2008 to 2009, and also as Corporate Planning and Budget Manager at Santista Têxtil S.A. from 1998 to 2008. He is currently Controller Superintendent at Camargo Corrêa S.A. (CCSA), and has been a part of the group since 2009. He has been a sitting member of the Fiscal Council of São Paulo Alpargatas S.A. and a deputy member at CPFL Energia.

Graduated in Public Administration from Escola de Administração de São Paulo - EAESP/FGV-SP, in 2001, with a specialization degree in Finances from Wharton/University of Pennsylvania, and from Fundação Instituto de Administração – FIA/USP/SP and in Project Management from EAESP/FGV. He has served as an associate consultant for consulting company A.T.Kearney from 2001 to 2005 and Project Manager at Unibanco from 2005 to 2007. Mr. Kuze has also served as Corporate Strategic Planning Manager at Tavex Corporation from 2007 to 2009, a company holding interest in Camargo Corrêa. After a brief period working for MasterCard Advisors in 2009, he returned to Camargo Corrêa in 2010 as Strategic Intelligence Manager. Since 2012, he has been Superintendent of Finances and Strategic Planning at Camargo Corrêa S.A. (CCSA).

6

Sitting: William Bezerra Cavalcanti Filho	Deputy: Maria da Gloria Pellicano

Graduated in Economic Science from Faculdades Integradas Bennett in 1982, with a graduate degree in General Education for Senior Executives from FGV/RJ in 1996 and an Executive MBA in Finance from IBMEC/RJ in 1991. He served on the Fiscal Council of América Latina Logística S.A. – ALL from 2009 to 2010 and Sadia S.A. from 2000 to 2001, as a deputy member of the Boards of Directors for Rio de Janeiro Stock Exchange from 2000 to 2001, Brasilcap S.A. from 2001 to 2009, and simultaneously President of the Investment Committee and sitting member of the Boards of Directors Guaraniana S.A. – currently Neoenergia S.A. from 1997 to 2000 and Guaraniana Comércio e Serviços S.A. from 2001 to 2002. He was Vice-Chairman of the Boards of Directors of Nitrocarbono S.A. and Pronor S.A. from 1997 to 2002. Furthermore, Mr. Cavalcanti Filho worked as an Officer for Banco do Brasil S.A., serving as Executive Manager of the Financial Operations Department – GEROF from 1999 to 2003, Financial Officer from 2003 to 2009, and Executive Manager of the Financial and Investment Area of Brasilcap S.A. from 2009 to 2013. From 2011 to 2013, he was a member of the Board of Directors of Fiago Participações S.A. He was elected Chairman of the Fiscal Council of CPFL Energia in 2013.

Mrs. Pelliciano has a bachelor’s degree in Economic Science from Universidade Católica de Brasília/DF in 1981 and a graduate degree in Economic Engineering from Universidade do Distrito Federal – UDF in 1982. She developed her career as an employee at Banco do Brasil S.A. She was Chief of Staff for the House of Representatives of the Federal District from 1995 to 1998 and member of the Board of Directors of Companhia Tecidos Norte de Minas – Coteminas from 2001 to 2007. From 2009 to 2010, she was a municipal project manager for the City Council of Jacutinga/MG. She has served as Secretary of Economic Development for the Federal District and from 2012 to 2014 as member of the Board of Directors of BRB Corretora de Seguros. She has been a deputy member of the Board of Directors of CPFL Energia since 2012.

Sitting: Celene Carvalho de Jesus	Deputy: Cícero da Silva

Graduated in Accounting Science from UniCEUB – Centro Universitário de Brasília in 1983, with a specialization in Management Accounting from FGV/DF in 1989 and pursued an MBA in Financial Institution Management from Universidade Católica da Brasília in 2002. She was Executive Manager/Accountant of Caixa Previdência dos Funcionários of Banco do Brasil - PREVI from 2002 to 2007. She was a member of the Audit Committee of Banco do Brasil from 2008 to 2012. She is a certified Fiscal Council member by the Brazilian Corporate Governance Institute – IBGC, having played this role at CEMIG, Cooperforte, Embraer, Embratel Participações, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Empresa de Transporte Coletivo de Brasília – TCB from 1996 to 2008. She has been a sitting member of the Fiscal Council of CPFL Energia since 2013.

Graduated in Law from Anhanguera – Centro Universitário de Campo Grande/MS in 2008, and Accounting Sciences from UFMS/MS in 1980, with a graduate degree in Investigative Accounting, Financial and Corporate Forensics from Universidade Católica Dom Bosco in 2002 and an MBA in Auditing from FIPECAFI/USP in 1997. He acted as Auditor for AUDIT Campo Grande from 1994 to 1998 and General Manager and Adjunct manager of Banco do Brasil from 1986 to 1994. He was a deputy manager of the Fiscal Council and Board of Directors of companies of the CPFL Group from 2005 to 2009 and VALE S.A. from 2009 to 2013. She has been a deputy member of the Fiscal Council of CPFL Energia since 2013.

7

Sitting: Martin Roberto Glogowsky	Deputy: Temóteo Roberto Brito de Miranda

Graduated in Business Administration from FGV/SP in 1976 and in Law from PUC/SP in 1979. Since 2005, he has served as CEO of Fundação CESP, having previously served as Investment and Asset Officer from 1999 to 2005. He was Vice-President of Citibank from 1977 to 1994. Mr. Glogowsky also served in the Capital Markets area of Banco Schahin Cury S.A. from 1994 to 1997 and of Banco BBA Creditanstaltd from 1997 to 1998. He has been Chairman of the Fiscal Council of Net Serviços de Comunicação S.A. since 2005. Furthermore, Mr. Glogowsky is a member and certified Director/Fiscal Council member by the Brazilian Corporate Governance Institute – IBGC, having been a member of its National Technical Investment Commission in 2005 and of the Advisory Board of Abrapp – Brazilian Association of Supplementary Pension Plan Entities in 2006. Since 2002, he has alternately served as Fiscal Council member and Board member in companies in the CPFL group.

Graduated in Economics from the Economics School of Universidade São Judas Tadeu/SP, with an MBA in Financial and Actuarial Management from USP/SP. He has been an employee of the CESP Foundation since 1989, and is currently serving as Manager of the Department of Investment Processing and Control. He was previously a Director at Litel Participações S.A. (SPE that directly controls VALEPAR and indirectly VALE), deputy member of the Board of Directors of CPFL Energia and deputy member of the Fiscal Council of CPFL Paulista, CPFL Geração and CPFL Piratininga. He is a member of the Board of Directors and Investor Relations Officer at Bonaire Participações S.A.

8

b. Describe any of the following events that have occurred in the last five (5) years

i. any criminal conviction

ii. any conviction in a CVM administrative suit and respective penalties applied

iii. any final conviction, either legal or administrative, that may have suspended or prohibited the practice of any professional or commercial activities

Controlling Shareholders have declared to CPFL Energia that any of the nominees indicated thereby for positions as members of the Board of Directors of Fiscal Council are able to affirm that they have not suffered any (i) criminal convictions, (ii) convictions in a CVM administrative suit or (iii) final conviction, either legal or administrative, that may have suspended or prohibited the practice of professional or commercial activities.

12.9 Marriage, stable union or kinship up to the second degree between the following parties

a. issuer’s management

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the officers of CPFL Energia, except:

-  Marcelo Pires Oliveira Dias and André Pires Oliveira Dias, nominees for sitting and deputy member, respectively, of the Board of Directors, are sons of an indirect controlling shareholder of the controlling group of CPFL Energia.

b. (i) issuer’s management and (ii) the management of the issuer’s direct or indirect subsidiaries

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the officers of direct and indirect subsidiaries of CPFL Energia.

c. (i) issuer’s management and that of its direct and indirect subsidiaries and (ii) the issuer’s direct or indirect controllers

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the officers of CPFL Energia, or managers of its direct and indirect subsidiaries and its direct and indirect controlling shareholders, except for:

- Claudio Borin Guedes Palaia, nominee for sitting member of the Board of Directors, is the son-in-law of an indirect controlling shareholder of the control group of CPFL Energia;

- Marcelo Pires Oliveira Dias and André Pires Oliveira Dias, nominees for sitting and deputy member, respectively, of the Board of Directors, are sons of an indirect controlling shareholder of the controlling group of CPFL Energia;

- Fernando Augusto Camargo de Arruda Botelho, nominee for deputy member of the Board of Directors, is the son of an indirect controlling shareholder of the control group of CPFL Energia.

d. (i) issuer’s management and (ii) the management of the issuer’s indirect and direct controlling corporations

9

There are no marriages, stable unions or kinship up to the second degree between nominees to the Board of Directors and Fiscal Council of CPFL Energia and the managers of direct and indirect subsidiaries of CPFL Energia, except for:

-Marcelo Pires Oliveira Dias and André Pires Oliveira Dias, nominees for sitting and deputy member, respectively, of the Board of Directors, are sons of an indirect controlling shareholder of the controlling group of CPFL Energia.

12.10 Inform any subordinate relations, service provision relations or control maintained, in the last three fiscal years, between the issuer’s management and the following parties

a. a corporation indirectly or directly controlled by the issuer

No nominee for sitting or deputy positions in the Board of Directors or Fiscal Council of CPFL Energia has exercised, in the last three (3) fiscal years, executive duties in any corporation directly or indirectly controlled by the CPFL Energia.

b. direct or indirect controller of the issuer

Certain nominees to positions on the Board of Directors of CPFL Energia have held, in the last three (3) fiscal years, management positions (officer of member of the Board of Directors) in a direct or indirect controlling corporation or entity of CPFL Energia, namely:

- Francisco Caprino Neto is Superintendent Officer and Chairman of the Board of Directors of Camargo Corrêa Energia S.A. (CCE), VBC Energia S.A., Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII) and ESC Energia S.A. and an Executive Officer at Camargo Corrêa S.A. (CCSA);

- Claudio Borin Guedes Palaia is the Chief Financial Officer of Intercement Participações S.A. and sitting member of the Board of Directors of São Paulo Alpargatas S.A.;

- Marcelo Pires Oliveira Dias is the Infrastructure Investment Officer at Camargo Corrêa Investimentos em Infra-Estrutura S.A. (CCII), officer at ESC Energia S.A. and Camargo Corrêa Energia S.A. (CCE), member of the Board of Directors of Camargo Corrêa S.A. (CCSA), Construções e Comércio Camargo Corrêa S.A. (CCCC), ESC Energia S.A. and VBC Energia S.A.;

- André Pires Oliveira Dias is Vice-Chairman of the Board of Directors of Intercement Brasil S.A., Intercement Participações S.A. and Camargo Correa Desenvolvimento Imobiliário S.A. (CCDI).

- Fernando Augusto Camargo de Arruda Botelho is Vice-Chairman of the Board of Directors of Camargo Correa Investimentos em Infraestrutura S.A. (CCII) and Member of the Board of Directors of Camargo Corrêa Desenvolvimento Imobiliário S.A. (CCDI);

- Renê Sanda is Investment Officer of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI;

- Carlos Alberto Cardoso Moreira is Investment and Finance Officer at Fundação Sistel de Seguridade Social (SISTEL) and Administrative Officer at Bonaire Participações S.A.

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c. if relevant, any supplier, customer, creditor or debtor of the issuer, its subsidiary or controller or the subsidiaries of any of the aforementioned persons

There are no relations marked by subordination, service provision or control between nominees to the Board of Directors or Fiscal Council of CPFL Energia and suppliers, customers, creditors or debtors of the CPFL Energia, or those of its subsidiaries, controllers or the subsidiaries of any of the aforementioned persons.

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APPENDIX IV

13.   Management Compensation

13.1    Compensation policy or practice of the board of directors, statutory and non-statutory board of executive officers, Fiscal Council and supporting committees.

a) objectives of the compensation policy or practice:

The management compensation policy practiced by CPFL Energia aims to attract, retain, encourage and develop certain professionals in accordance with the standards of excellence required by the CPFL Energia Group.

The variable compensation of the statutory officers is based on the goals provided for in the Company’s Strategic Planning.

CPFL Energia’s People Management Committee, a supporting committee of the Board of Directors, checks the adherence of the variable compensation plans to the Company’s strategic plan and evaluates compliance with the established goals.

b) breakdown of the compensation:

i.             compensation elements and objectives

Members of the Board of Directors and Fiscal Council of the Company receive fixed monthly fees, which are established in accordance with market standards, with differentiated compensation for the Chairman of the Board of Directors since 2012, due to the unique attributions of that position.

Members of the Statutory Board of Executive in addition to receiving fixed monthly fees, are entitled to (i) benefits, (ii) short-term incentives and (iii) long-term incentives.

Concerning variable compensation, (i) the benefits are designed to align the market practices and retain the Executives (ii) the short-term incentives aim mainly to guide the behavior of the Executives towards improving the Company’s business strategy and achieving results; and (iii) the long-term incentives are designed to create a long-term vision and commitment, aligning interests of the Company’s statutory officers, the group of shareholders and rewarding the achievements of results and the sustainable creation of value.

Supporting committees to the Company’s Board of Directors, namely, Management Processes Committee, People Management Committee and Related Parties Committee, are mostly composed of the Board of Directors’ sitting or alternate members, who do not receive any additional compensation for their position held in such committees.

ii.            proportion of each element in total compensation

	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Fixed fees	100%	100%	50%
Benefits	-	-	4%
Short-term incentives	-	-	24%
Long-term incentives	-	-	22%
Total	100%	100%	100%

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Percentages informed to the Statutory Board of Executive Officers may vary mainly due to the composition based on variable elements.

            iii.        calculation and adjustment methodology for each element of the compensation

Members of the Board of Directors and the Fiscal Council are compensated through fixed monthly fees. Alternate members do not receive any compensation, except when replacing sitting member who they are related to. In this case, the Company pays to the alternate member only 50% of the monthly fee designed to the sitting member, if the alternate member participates in an annual meeting of the body, or pays the entire fixed monthly fee when the sitting member is temporarily unable to exercise their duties. The adjustment to the compensation of the members of the Company’s Board of Directors and Fiscal Council is defined based on market research carried out by a specialized company.

The fixed compensation proposal defined by the Company’s Board of Directors for the statutory officers, as well as a possible adjustment, is based on a market research conducted annually by specialized consulting companies. Said research was carried out by Hay Group do Brazil and Mercer Human Resources Consulting Ltda.. The proposal for variable compensation is detailed in item 13.3.

            iv.        reasons justifying the breakdown of the compensation.

The breakdown of compensation takes into consideration the responsibilities of each position and based on the amounts practiced in the market for professionals who exercise corresponding duties.

c) key performance indicators taken into consideration while determining each element of compensation:

The compensation of the members of the Company’s Board of Directors and Fiscal Council is fixed and does not consider the individual or organizational performance indicators.

Regarding variable compensation of statutory officers, the Company evaluates its Board of Executive Officers assessing the performance of its members in accordance with the corporate and individual goals established pursuant to the Company’s strategic plan and guidelines of Shareholder Value Creation (GVA) system, which were previously defined and approved by the Board of Directors. The Board of Directors is supported by the People Management Committee to follow and evaluate the performance of the Board of Executive Officers with regard to compliance of its annual goals. The contract setting the targets of each Executive Officer includes financial, individual growth, value creation and people management targets.

It is also incumbent upon the People Management Committee to define the succession plan of the Board of Executive Officers and its criteria and to analyze the calculation methods provided for in the Administrative Rule that sets forth guidelines of the Long-Term Incentive Plan (“ILP”) for the Company’s Executives (“ILP Rule”).

d) how compensation is structured to reflect the evolution of performance indicators:

The fees of the Board of Directors and Fiscal Council are annually reviewed through market research and possible adjustments are defined by the Board of Directors, supported by the People Management Committee, and subsequently submitted to the Company’s Shareholders Meeting for their deliberation.

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With regard to the statutory officers, the variable compensation is completely based on formally established quantitative and qualitative goals that reflect the evolution of the Company’s performance indicators.

e) how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer:

The compensation policy of the statutory officers is aligned with the Company’s interests, since it is based on criteria related to the previously defined economic and financial performance of the Company. The People Management Committee, which supports the Company’s Board of Directors, is a committee that contributes to verify if the compensation is adequately aligned.

Our compensation policy is designed to encourage employees to seek the highest returns on the investments and projects developed by the Company, so that to align their interests with those of the Company’s through the following perspectives: (i) short-term: salary and benefits package compatible to the market; (ii) medium-term: payment of profit sharing and bonus in accordance with the performance of pre-established targets; and (iii) long-term: granting of phantom stocks through the specific program, with the possibility of converting the bonus into cash, as defined in item 13.4.

f) existence of compensation supported by subsidiaries or the direct or indirect parent company:

Members of the Company’s Board of Executive Officers, Board of Directors and Fiscal Council do not receive any compensation from the exercise of their position in the Company that is supported by subsidiaries or parent companies.

g) existence of any compensation or benefits linked to the occurrence of specific corporate events, such as disposal of control of the issuer:

With regard to the members of our Board of Directors and our Fiscal Council, there is no compensation or benefit linked to the occurrence of specific corporate event.

Concerning the statutory officers, indemnification is provided for in the event of a significant change in the shareholders comprising the majority controlling block, which includes the extinction of the officer position, unilateral removal by the Board of Directors or a change in the working conditions analogous to the indirect termination of the employment agreement.

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13.2       Compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

COMPENSATION RECOGNIZED IN FISCAL YEAR 2011 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7 members	5.08 members	5.58 members	17.66 members
c.i. Fixed annual compensation
Salary or pro-labore	983	575	2,130	3,688
Direct and indirect benefits	-	-	6	6
Compensation for membership in committees	-	-	-	-
Other	197	115	1,573	1,885
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	845	845
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	882	882
Description of other variable compensations			“Other” refers to INSS and FGTS
c.iii. Post-employment benefits	-	-	208	208
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	-	-
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 07/2011.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 07/2011.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 07/2011.
d. Compensation by each Body	1,180	690	5,644
e. Total compensation for the Bodies				7,514

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COMPENSATION RECOGNIZED IN FISCAL YEAR 2012 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	6.17 members	5.08 members	5.75 members	17.00 members
c.i. Fixed annual compensation
Salary or pro-labore	1,196	608	2,680	4,484
Direct and indirect benefits	-	-	25	25
Compensation for membership in committees	96	-	-	96
Other	258	122	2,997	3,377
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	3,795	3,795
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	2,861	2,861
Description of other variable compensations			“Other” refers to ILP and INSS
c.iii. Post-employment benefits	-	-	514	514
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	1,484	1,484
Description of share-based compensation			It includes INSS
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.
d. Compensation by each Body	1,550	730	14,356
e. Total compensation for the Bodies				16,636

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COMPENSATION RECOGNIZED IN FISCAL YEAR 2013 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7.17 members	6.25 members	6 members	19.42 members
c.i. Fixed annual compensation
Salary or pro-labore	1,271	548	4,874	6,693
Direct and indirect benefits	3	2	28	33
Compensation for membership in committees	-	-	-	-
Other	260	114	2,006	2,380
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	3,281	3,281
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-1,972	-1,972
Description of other variable compensations			“Other” refers to INSS and ILP
c.iii. Post-employment benefits	-	-	452	452
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.
d. Compensation by each Body	1,534	664	8,669
e. Total compensation for the Bodies				10,867

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COMPENSATION PLANNED FOR FISCAL YEAR 2014 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	TOTAL
Number of members	7 members	6 members	6 members	18 members
c.i. Fixed annual compensation
Salary or pro-labore	1,522	668	5,556	7,746
Direct and indirect benefits	-	-	107	107
Compensation for membership in committees	-	-	-	-
Other	304	133	1,502	1,939
Description of other fixed compensations	“Other” refers to INSS	“Other” refers to INSS	“Other” refers to INSS and FGTS
c.ii. Variable compensation
Bonus	-	-	5,118	5,118
Profit sharing	-	-	-	-
Compensation for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	1,538	1,538
Description of other variable compensations			“Other” refers to INSS and ILP
c.iii. Post-employment benefits	-	-	532	532
c.iv. Benefits upon termination of office	-	-	-	-
c.v. Share-based compensation	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to CVM Circular No. 03/2012.
d. Compensation by each Body	1,826	801	14,353
e. Total compensation for the Bodies				16,980

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13.3    Variable compensation of the last three fiscal years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2011 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	7 members	5.08 members	5.58 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	676(1)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	1,014(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	845(1)
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	845(1)
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

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VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2012 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	6 members	5.33 members	5.75 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	3,0361)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	4,554(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,795 (1)
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	3,795(1)
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

  (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

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VARIABLE COMPENSATION – YEAR ENDED DECEMBER 31, 2013 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	7.17 members	6.25 members	6.00 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	2,624(1)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	3,937(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	3,281(1)
iv. Amount effectively recognized in the results for the 3 last years	N/A	N/A	3,281(1)
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

         (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

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VARIABLE COMPENSATION PLANNED – FISCAL YEAR 2014 (1) (R$ thousand)
	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Number of members	7 members	5 members	6 members
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	4,094
ii. Maximum amount set forth in the compensation plan	N/A	N/A	6,141
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	5,117
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A

         (1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

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13.4                Share-based compensation plan for the board of directors and statutory board of executive officers in force during the previous year and planned for the current year

a)   general terms and conditions:

At Board of Directors’ Meeting held on July 25, 2012, a Long-Term Incentive Plan (“ILP”) was approved based on the Performance of Phantom Stock, which consists of the granting of phantom shares that, after a vesting period, as provided in item 13.4 (j), and if a minimum target for the appreciation in the price of CPFL stock on the exchange is reached, as provided for by the specific rules and revised on an annual basis, may be converted into a cash bonus, with no physical shares granted in any event.

This plan is accompanied annually by the Board of Directors through analyses and reports of its People Management Committee, which is a committee responsible for setting the general conditions of the plan. The Board of Directors has the powers to suspend the plan at any time.

Professionals who hold the statutory position of Chief Executive Officer or Vice Chief Executive Officer in our Company, as well as the CEOs of our subsidiaries (“Executives”), are directly eligible and subject to the performance of Officers and Level 2 Managers, and also limited to, at most, 50% of the executive Officers and 10% of the Level 2 Managers active in the company and exercising duties on the granting date, as approved by the Board of Directors, which is expected to occur by June of each year.

The performance of Officers and Managers is measured by looking at the positioning of the potential and performance assessment matrix (nine box), or, if replaced, another tool of forced distribution. The current tool in practice assesses not only the existence of the skills required to exercise the job, but also the achievement of the individual targets and the potential of the professional.

The initial amount of phantom stock is calculated based on the valuation of CPFL Energia, divided by the number of shares available in the market, and also the number of phantom shares granted to each eligible professional is based on targets established through the best market practices, always in number of compensations, which is subsequently approved by the People Management Committee and by the Board of Directors' Meeting.

b)   main objectives of the plan;

The program was designed to align the interests of eligible Executives and managers with those of shareholders, with the objectives of creating a long-term commitment and the consistent and sustainable creation of value. Likewise, because it involves the determining the long-term results, the plan also aims to retain the talent at the company that most adds value through their individual performance as measured by the potential and performance assessment matrix.

c)    how the plan contributes to these objectives;

When the valuation target set for the company in its long-term strategic plan is met, it shows that the objectives defined in the program were recognized by the market and also the targets aimed for in the strategic plan were achieved.

d)   how the plan fits into the compensation policy of the issuer;

The plan is included in a mix of eligible professionals’ compensation so that to have a greater participation in the variable compensation package, which cannot be incorporated into the compensation and is subject to results that create economic value for the company.

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e)   how the plan aligns the interests of managers and the issuer’s in the short-, medium- and long-term;

The plan aims to encourage the eligible managers’ long-term commitment, taking into consideration that the policy was designed to meet the expectations of the Company’s strategic plan. In the short term, the interests will be aligned through a specific instrument, setting individual and people management targets, in addition to the corporate results assigned to the Group and/or management unit, which are not related to the ILP.

f)    maximum number of shares covered;

In 2013, 141,262 phantom stocks were granted, taking into consideration the initial amount based on the valuation of CPFL Energia, divided by the number of shares available in the market. This amount was used to determine the phantoms stocks granted to the eligible professionals as detailed in item 13.4. (a) hereof.

g)   maximum number of options to be granted;

Number of phantom stocks granted is fixed and is exclusively converted into cash bonus through market value determined by the weighted average of the share price in the last 45 trading sessions as from the last business day of December of the year preceding the conversion year. Conversion will be possibly effective after formal approval from the Board of Directors.

h)   conditions to share acquisition;

As described in item 13.4. (a), for phantom stocks granting, in addition their eligibility and performance, grantees must be active in the Company and exercising their duties on the granting date approved by the Board of Directors, expected to occur up to June of each year.

i)     criteria for fixing the acquisition or exercise price;

Initial amount of phantom shares is calculated based on CPFL Energia valuation, divided by number of shares available in the market, and number of phantom shares granted to each eligible professional is based on targets set by the best market practices, always in number of compensations, subsequently approved by the People Management Committee and by the Board of Directors’ Meeting.

j)    criteria for fixing the vesting period;

Total vesting period will be 4 years to be exercised as follows:

•         1/3 of phantom stocks granted can be converted into premium in the second year after the year of grant;

•         1/3, or 2/3, in case the first conversion has not been exercised, of the phantom stocks granted can be converted into premium in the third year after the year of grant; and

•         100% of phantom stocks granted and still not converted can be converted into premium in the fourth year after year of grant;

k)   form of settlement

When minimum valuation target set in the Company’s strategic plan is achieved, the settlement of phantom stocks as a premium (after the vesting period) consists in determining the Company's share price, as the weighted average (volume) of the share prices over the past 45 trading sessions from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

l)     restrictions on share transfer;

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Considering that the plan does not provide for an effective delivery of shares, this item is not applicable.

m)  Criteria and events that, when verified, will cause the suspension, alteration or extinguishment of the plan;

In case of special events, the Board of Directors, at its criteria and supported by the People Management Committee’s evaluation, is empowered to alter, suspend or even extinguish the long-term incentive plan.

n)   Effects of the manager’s withdrawal from the bodies at the issuer on his or her rights set forth in the share-based compensation plan.

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom shares are canceled	Phantom shares can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom stocks will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

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13.5                Inform the number of shares or quotas, directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect parent companies, subsidiaries or companies under common control, members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, by body, on the closing date of the last fiscal year.

SECURITIES ISSUED BY CPFL ENERGIA
Body	Common Shares
	Directly	Indirectly	Total
Statutory Board of Executive Officers	102.350	-	102.350
Board of Directors	-	-	-
Fiscal Council	-	-	-

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13.6                Share-based compensation over the last 3 fiscal years and compensation planned for the current year, paid to the members of the Board of Directors and Statutory Board of Executive Officers

For the years ended December 31, 2013 and 2012, the Company did not pay any share-based compensation to the board of directors and statutory board of executive officers.

SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2012
Body	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Grant of share options:
Granting date	-	07/25/12
Number of shares granted	-	141,710
Vesting period	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (year of 2014)
Deadline to exercise the options	-	Fourth year after the year of grant (year of 2016)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	-	-
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(b) Options exercised during the fiscal year	-	-
Fair value of the options at granting date	-	24,16
Potential dilution in case all granted options are exercised	-	No shares are issued/delivered, therefore, no capital dilution

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SHARE-BASED COMPENSATION FOR THE YEAR ENDED 12/31/2013
Body	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Grant of share options:
Granting date	-	07/31/2013
Number of shares granted	-	141,262
Vesting period	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which may be converted into premium in the second year after the year of grant; (year of 2015)
Deadline to exercise the options	-	Fourth year after the year of grant (year of 2017)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price:
(a) Outstanding stock options at the beginning of the year	-	-
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(b) Options exercised during the fiscal year	-	-
Fair value of the options at granting date	-	24.57
Potential dilution in case all granted options are exercised	-	No shares are issued/delivered, therefore, no capital dilution

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SHARE-BASED COMPENSATION PLANNED FOR THE CURRENT YEAR (2014)
Body	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Grant of share options:	-
Granting date	-	June 2014
Number of shares granted	-	N/A
Vesting period	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant; (2016)
Deadline to exercise the options	-	Fourth year after the year of grant (2018)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price:	-
(a) Outstanding stock options at the beginning of the year	-	N/A
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(b) Options exercised during the fiscal year	-	-
Fair value of the options at granting date	-	N/A
Potential dilution in case all granted options are exercised	-	No shares are issued/delivered, therefore, no capital dilution

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13.7                Outstanding stock options of the board of directors and statutory board of executive officers at the end of the previous fiscal year

OUTSTANDING STOCK OPTIONS AT THE END OF YEAR ENDED 12/31/2013
	Board of Directors	Statutory Board of Executive Officers
No. of members	-	6 members
Not yet exercisable options
Number	-	141,262
Date when they will become exercisable	-	Expected vesting period of 4 years, with an early option exercise of 1/3 of phantom shares granted, which can be converted into premium in the second year after the year of grant (2015);
Deadline to exercise the options	-	Fourth year after the year of grant (year of 2017)
Period with restriction to share transfer	-	There will be no share transfer
Average weighted exercise price	-	N/A(1)
Fair value of options on the last day of the fiscal year	-	N/A(1)
Exercisable options (2)
Number	-	-
Deadline to exercise the options	-	-
Period with restriction to share transfer	-	-
Average weighted exercise price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of total options on the last day of the fiscal year	-	-

 (¹) Share-based compensation paid by the Company does not set forth the effective delivery of physical shares to its beneficiaries, due to the fact that they are phantom shares, as described in item 13.4 above.

(²) First option is to be exercised in 2015.

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13.8                Options exercised and stock given as share-based compensation to the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

For the years ended December 31, 2012 and 2011, the Company did not pay any share-based compensation to the board of directors and statutory board of executive officers. Additionally, there were no phantom stocks exercised in 2013.

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13.9                Information necessary to understand the data disclosed in items 13.6 to 13.8, such as an explanation of the method used for share and option pricing

a)   Pricing model

In order to grant phantom stocks, CPFL Energia valuation was considered as the initial amount, divided by the number of shares available in the market.

For subsequent settlement of phantom stocks (premium after vesting period), CPFL share price will be considered, as per weighted average (volume) of share prices over the last 45 trading sessions, from the last business day of December of the year preceding the year of conversion, plus dividends paid in the period, proportional to the number of phantom stocks.

b)   data and assumptions used in the pricing model, including the share weighted average price, strike price, expected volatility, term of life of the option, expected dividends and risk-free interest rates

According to the calculation model mentioned in item 13.9 (a), the amount of R$24.16 was determined as initial price of phantom stocks. Stock option price will be only determined when the vesting period is ended, therefore the first exercise will occur in 2014; other items are not applicable to the ILP model in force.

c)    method used and the assumptions made to incorporate the expected effects of early exercise

There is no expected early exercise.

d)   how the expected volatility is determined

It is not applicable to the plan model, due to the fact that share volatility was not considered in the determination of bonus amount.

e)   if any other features of the option was incorporated when measuring its fair value

There are no other features of the options incorporated when measuring its fair value.

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13.10 Pension plans in effect for members of the Board of Directors and Statutory Board of Executive Officers

Only the Statutory Executive Officers have pension plans. Members of the Fiscal Council and Board of Directors do not enjoy such benefit.

a. Body	Statutory Board of Executive Officers
b. Number of members	5	1
c. Name of the pension plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of members of the management that meet the conditions to retire	0	0
e. Conditions for early retirement	None	None
f. Adjusted amount of the contributions made in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management	R$1,054 thousand	R$114 thousand
g. Total amount of the contributions made up to the end of the last fiscal year, deducting the portion related to contributions directly made by the members of the management*	R$490 thousand	R$5 thousand
h. If there is a possible early redemption and what are the conditions for it	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).	Amount referring to the portion of the beneficiary may be redeemed at any moment, however, redemption of the company’s portion follows the provisions set forth in agreement (vesting clause).

* amounts already monetarily adjusted.

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13.11 Compensation of members of the board of directors, statutory board of executive officers and Fiscal Council

Reasons for not filling out the chart:

This item 13.11 is effectively suspended in relation to the members of the Brazilian Institute of Finance Executives in Rio de Janeiro (“IBEF-RJ”), and, consequently, toward companies with are associated, due to a preliminary injunction granted by the 5th Federal Court in Rio de Janeiro, in the scope of Ordinary Lawsuit No. 2010.510102888-5 filed by IBEF.

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13.12 Describe all contractual arrangements, insurance policies or other payment or compensation mechanisms for executive officers in case of termination or retirement, as well as the financial impacts to the issuer

ILP Rule setting forth guidelines of ILP for 2009, 2010 and 2011 programs establishes how the exercise of Virtual Value Units ("UVVs"), both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Non-convertible Units	Convertible Units
Voluntary Termination of the Executive	Beneficiary loses all their rights	Beneficiary loses all their rights
Termination with Cause	Beneficiary loses all their rights	Beneficiary loses all their rights
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Beneficiary loses all their rights	Units shall be converted based on the last conversion amount calculated and paid to the executive.
Death or Permanent Disability Retirement	Vesting period shall be moved up and dependents shall receive converted units based on the last amount determined.	Units will be converted based on the last amount of conversion calculated and paid to dependents.

ILP Rule supporting 2012, 2013 and 2014 programs establishes how the exercise of phantom shares, both convertible (post-vesting) and non-convertible (pre-vesting) should be treated in case of dismissal of any of the Company’s Executives:

Event	Unvested phantom shares	Vested phantom shares
Voluntary Termination of the Executive	Phantom stocks are canceled	Phantom stocks can be converted, provided that previously approved by the CGP – Human Resources Management Committee and up to 30 days after termination is announced.
Termination with Cause	Phantom stocks are canceled	Phantom stocks are canceled
Unilateral termination by the company’s action, without Cause, early or upon End of Agreement with no renewal.	Phantom stocks are canceled	Phantom stocks can be converted provided that intended conversion is announced up to 30 days after the termination, thus communicating the Human Resources Management Committee.
Death or Permanent Disability Retirement	Vesting period will be moved up and phantom shares will be paid to dependents based on the last amount of conversion calculated.	Phantom stocks will be converted based on the last amount of conversion calculated and paid to dependents.

In case it occurs before the end of term of office, as an initiative of the Company, the dismissed Statutory Executive Officer(s) will be entitled to:

•       Full payment of fees regarding the month of dismissal;

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•       13th monthly fee, proportional to the numbers of months worked in the year;

•       1 monthly fee, as a Prior Notice; and

•       Indemnification of convertible portions of the Long-Term Incentive Plan – ILP.

The officer is entitled, as a supplementary right, to receive a special and sole indemnification, corresponding to the amount of six (6) fees, in case of significant change of shareholders comprising the majority controlling block, which includes:

i) extinction of the Officer position, object of the Management Hiring Agreement;

ii) unilateral removal by the Board of Directors; and

iii) change in the working conditions, similar to an indirect termination of the employment agreement, set forth in Article 483 of Consolidation of the Labor Laws - CLT, or that make it less attractive to perform the duties, such as: compensation, benefits, duties, assignments, authority or responsibilities. In this case, the officer can terminate Management Hiring Agreement, therefore being entitled to the indemnification set forth herein.

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13.13 Percentage of total compensation of each body, as recognized in the result of the Company, related to each member of the board of directors, statutory executive officers or fiscal council that is either a direct or indirect controller, according to applicable accounting rules.

FISCAL YEAR 2011
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	86%	100%	0%

FISCAL YEAR 2012
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	92%	100%	0%

FISCAL YEAR 2013
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
Percentage of total compensation	92%	100%	0%

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13.14 Amounts recognized in the profit or loss of the issuer as compensation of the members of the board of directors, statutory officers or fiscal council grouped by body, for any reason other than the position they hold, such as consulting or advisory commissions and services.

There was no amount paid as a compensation for the members of the Board Of Directors, Statutory Officers or Fiscal Council for any reason other than the position they hold in the Company.

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13.15 Amounts recognized in the profit or loss of the direct or indirect controlling shareholders, of companies under shared control and of subsidiaries of the issuer as compensation of the members of the board of directors, board of executive officers or fiscal council, grouped by body, in the last three years

FISCAL YEAR 2011 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	15,953	15,953
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2011 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

FISCAL YEAR 2012 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	17,149	17,149
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

FISCAL YEAR 2012 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

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FISCAL YEAR 2013 (1) – OTHER COMPENSATION RECEIVED, SPECIFYING THE REASON FOR SUCH AMOUNTS BEING ATTRIBUTED
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	10,928	10,928
Companies under shared control	-	-	-	-

(1)       Compensation paid as a fee. All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount for the fiscal year.

FISCAL YEAR 2013 – COMPENSATION RECEIVED DUE TO EXERCISE OF A POSITION AT THE ISSUER
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
(In R$ thousand)
Direct or indirect controlling shareholders	-	-	-	-
Subsidiaries of the issuer	-	-	-	-
Companies under shared control	-	-	-	-

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13.16 Provide other information the issuer deems relevant.

Number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers was calculated in line with the provision of the CVM/SEP Circular No. 003/2012, as detailed in the following tables, in each fiscal year:

FISCAL YEAR ENDED DECEMBER 31, 2013
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	6	6	6
February	7	6	6
March	7	6	6
April	9	7	6
May	8	7	6
June	7	5	6
July	7	5	6
August	7	5	6
September	7	6	6
October	7	5	6
November	7	6	6
December	7	6	6

FISCAL YEAR ENDED DECEMBER 31, 2012
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	6	5	5
February	5	5	4
March	6	5	6
April	6	6	6
May	7	5	6
June	7	5	6
July	7	5	6
August	6	5	6
September	6	5	6
October	6	5	6
November	6	5	6
December	6	5	6

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FISCAL YEAR ENDED DECEMBER 31, 2011
Month	Board of Directors	Fiscal Council	Statutory Board of Executive Officers
January	7	5	6
February	6	6	6
March	7	5	7
April	7	5	7
May	7	5	6
June	7	5	5
July	7	5	5
August	8	5	5
September	7	5	5
October	7	5	5
November	7	5	5
December	7	5	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.